Filed Pursuant to Rule 424(b)(3)

Registration Number 333-156520

PROSPECTUS SUPPLEMENT NO. 1

to Prospectus dated

March 12, 2010

(Registration No. 333-156520)

UNIFIED GROCERS, INC.

This Prospectus Supplement No. 1 supplements our Prospectus dated March 12, 2010. The securities that are the subject of the Prospectus have been registered to permit their sale by us.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-Q for the period ended July 3, 2010 of Unified Grocers, Inc., as filed by us with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is September 3, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JULY 3, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number: 0-10815

UNIFIED GROCERS, INC.

(Exact name of registrant as specified in its charter)

California	95-0615250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Sheila Street, Commerce, CA 90040

(Address of principal executive offices) (Zip Code)

(323) 264-5200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  [X]    No  [    ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  [    ]    No  [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [ ]

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  [    ]    No  [X]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. As of July 31, 2010, the number of shares outstanding was:

Class A: 171,150 shares; Class B: 451,714 shares; Class C: 15 shares; Class E: 251,808 shares

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Balance Sheets – Unaudited

(dollars in thousands)

	July 3, 2010	October 3, 2009
Assets

Current assets:
Cash and cash equivalents	$11,411	$10,942
Accounts and current portion of notes receivable, net of allowances of $2,908 and $3,456 at July 3, 2010 and October 3, 2009, respectively	213,102	195,607
Inventories	222,519	257,947
Prepaid expenses and other current assets	15,624	11,053
Deferred income taxes	10,165	10,165

Total current assets	472,821	485,714
Properties and equipment, net	188,599	197,759
Investments	89,579	87,573
Notes receivable, less current portion and net of allowances of $625 and $3 at July 3, 2010 and October 3, 2009, respectively	14,094	13,188
Goodwill	38,997	38,997
Other assets, net	90,670	92,322

Total Assets	$894,760	$915,553

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$191,818	$213,604
Accrued liabilities	65,938	65,443
Current portion of notes payable	1,896	980
Members’ deposits and estimated patronage dividends	11,099	15,901

Total current liabilities	270,751	295,928
Notes payable, less current portion	220,110	228,422
Long-term liabilities, other	205,401	199,248
Member and Non-Members’ deposits	8,931	5,883
Commitments and contingencies

Shareholders’ equity:
Class A Shares: 500,000 shares authorized, 171,150 and 177,100 shares outstanding at July 3, 2010 and October 3, 2009, respectively	31,669	32,670
Class B Shares: 2,000,000 shares authorized, 451,714 and 469,053 shares outstanding at July 3, 2010 and October 3, 2009, respectively	78,687	81,774
Class E Shares: 2,000,000 shares authorized, 251,808 shares outstanding at both July 3, 2010 and October 3, 2009	25,181	25,181
Retained earnings after elimination of accumulated deficit of $26,976 effective September 28, 2002	79,244	73,182
Receivable from sale of Class A Shares to Members	(1,941)	(2,577)
Accumulated other comprehensive loss	(23,273)	(24,158)

Total shareholders’ equity	189,567	186,072

Total Liabilities and Shareholders’ Equity	$894,760	$915,553

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Earnings – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 3, 2010	June 27, 2009	July 3, 2010	June 27, 2009
Net sales	$980,121	$992,491	$2,939,630	$2,989,405
Cost of sales	892,145	906,561	2,674,863	2,717,633
Distribution, selling and administrative expenses	78,521	74,884	233,903	234,106

Operating income	9,455	11,046	30,864	37,666
Interest expense	(2,913)	(2,642)	(8,686)	(8,994)

Earnings before estimated patronage dividends and income taxes	6,542	8,404	22,178	28,672
Estimated patronage dividends	(3,452)	(2,369)	(8,613)	(11,633)

Earnings before income taxes	3,090	6,035	13,565	17,039
Income taxes	(1,800)	(2,147)	(5,520)	(6,838)

Net earnings	$1,290	$3,888	$8,045	$10,201

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Comprehensive Earnings – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 3, 2010	June 27, 2009	July 3, 2010	June 27, 2009
Net earnings	$1,290	$3,888	$8,045	$10,201
Other comprehensive earnings, net of income taxes:
Unrealized net holding gain on investments	809	1,153	885	1,928

Comprehensive earnings	$2,099	$5,041	$8,930	$12,129

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited

(dollars in thousands)

	Thirty-Nine Weeks Ended
	July 3, 2010	June 27, 2009
Cash flows from operating activities:
Net earnings	$8,045	$10,201
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	18,853	18,122
Provision for doubtful accounts	306	340
Loss on sale of properties and equipment	66	11
Deferred income taxes	—	1,420
(Increase) decrease in assets:
Accounts receivable	(16,730)	3,020
Inventories	35,428	20,333
Prepaid expenses and other current assets	(4,571)	(2,703)
Benefit plan assets	(3,733)	(2,655)
Increase (decrease) in liabilities:
Accounts payable	(22,013)	(7,927)
Accrued liabilities	(129)	(5,201)
Long-term liabilities, other	11,053	8,775

Net cash provided by operating activities	26,575	43,736

Cash flows from investing activities:
Purchases of properties and equipment	(5,075)	(7,765)
Purchases of securities and other investments	(11,051)	(10,241)
Proceeds from maturities or sales of securities and other investments	10,551	7,612
Origination of notes receivable	(5,254)	(1,027)
Collection of notes receivable	3,277	3,682
Proceeds from sales of properties and equipment	41	137
Increase in other assets	(3,795)	(2,361)

Net cash utilized by investing activities	(11,306)	(9,963)

Cash flows from financing activities:
Borrowings from short-term notes payable	7,000	—
Borrowings from long-term notes payable	25,000	—
Reduction of short-term notes payable	(7,368)	(1,346)
Reduction of long-term notes payable	(32,067)	(23,220)
Payment of deferred financing fees	(176)	(283)
Decrease in Members’ deposits and estimated patronage dividends	(4,802)	(593)
Class E Share cash dividend	—	(821)
Increase (decrease) in Member and Non-Members’ deposits	3,048	(2,872)
Decrease in receivable from sale of Class A Shares to Members, net	636	820
Repurchase of shares from Members	(6,478)	(8,187)
Issuance of shares to Members	407	623

Net cash utilized by financing activities	(14,800)	(35,879)

Net increase (decrease) in cash and cash equivalents	469	(2,106)
Cash and cash equivalents at beginning of period	10,942	15,849

Cash and cash equivalents at end of period	$11,411	$13,743

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$8,435	$9,105
Income taxes	$10,263	$9,343

Supplemental disclosure of non-cash items:
Accrued split-dollar life insurance liability – cumulative effect of adoption	$—	$3,269
Capital leases	$39	$445

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.     BASIS OF PRESENTATION

The consolidated condensed financial statements include the accounts of Unified Grocers, Inc. and all its subsidiaries (the “Company” or “Unified”). Inter-company transactions and accounts with subsidiaries have been eliminated. The interim financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to SEC rules and regulations; nevertheless, management believes that the disclosures are adequate to make the information presented not misleading. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s latest Annual Report on Form 10-K for the year ended October 3, 2009 filed with the SEC. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

The accompanying consolidated condensed financial statements reflect all adjustments that, in the opinion of management, are both of a normal and recurring nature and necessary for the fair presentation of the results for the interim periods presented. The preparation of the consolidated condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated condensed financial statements and accompanying notes. As a result, actual results could differ from those estimates.

The Company’s banking arrangements allow the Company to fund outstanding checks when presented for payment to the financial institutions utilized by the Company for disbursements. This cash management practice frequently results in total issued checks exceeding the available cash balance at a single financial institution. The Company’s policy is to record its cash disbursement accounts with a cash book overdraft in accounts payable. At July 3, 2010 and October 3, 2009, the Company had book overdrafts of $45.8 million and $56.8 million, respectively, classified in accounts payable and included in cash provided by operating activities.

2.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company evaluates the fair value of its assets and liabilities in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) and ASC Topic 825, “Financial Instruments” (“ASC Topic 825”).

ASC Topic 820 establishes a hierarchy for evaluating assets and liabilities valued at fair value as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable. These inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities;

•

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The Company records marketable securities at fair value in accordance with ASC Topic 320, “Investments – Debt and Equity Securities.” These assets are held by the Company’s Insurance segment. The Company’s Wholesale Distribution segment holds insurance contracts and mutual funds valued at fair value in support of certain employee benefits. See Note 3 for further discussion on investments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents.    The carrying amount approximates fair value due to the short maturity of these instruments.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Accounts receivable and current portion of notes receivable.    The carrying amount of accounts receivable and the current portion of notes receivable approximates the fair value of net accounts and notes receivable due to their short-term maturity.

Concentration of credit risk.    The Company’s largest customer, Smart & Final, Inc., a Non-Member customer, and the ten largest Member and Non-Member customers constituted approximately 11% and 44%, respectively, of total net sales for the thirty-nine week period ended July 3, 2010, and approximately 11% and 43%, respectively, of total net sales for the thirty-nine week period ended June 27, 2009. Management believes that receivables are well diversified, and the allowances for doubtful accounts are sufficient to absorb estimated losses.

Investments.    The fair values for investments are generally readily determinable based on actively traded securities in the marketplace. Investments that are not actively traded are valued based upon inputs including quoted prices for identical or similar assets. Equity securities that do not have readily determinable fair values are accounted for using the cost or equity methods of accounting. The Company regularly evaluates securities carried at cost to determine whether there has been any diminution in value that is deemed to be other than temporary and adjusts the value accordingly.

The following table represents the Company’s financial instruments recorded at fair value and the hierarchy of those assets as of July 3, 2010:

(dollars in thousands)
	Level 1	Level 2	Level 3	Total
Money Market	$4,005	$—	$—	$4,005
Mutual Funds	5,579	—	—	5,579
Corporate Securities	—	26,569	—	26,569
Government Securities	8,786	38,357	—	47,143
Municipal Securities	—	2,312	—	2,312

Total	$18,370	$67,238	$—	$85,608

Money market funds are valued based on quoted prices in active markets (level 1 inputs) and are included in cash and cash equivalents in the Company’s consolidated condensed balance sheets. Mutual funds are valued based on information received from a third party. These assets are valued based on quoted prices in active markets (level 1 inputs) and are included in other assets in the Company’s consolidated condensed balance sheets. Corporate securities, consisting of high quality investment grade corporate bonds, and government and municipal securities, consisting of U.S. government and agency obligations, U.S. government treasury securities and U.S. state and municipal bonds, are held by two of our insurance subsidiaries to fund loss reserves. These assets are valued based on information received from a third party pricing service. For assets traded in active markets, the assets are valued at quoted bond market prices (level 1 inputs). For assets traded in inactive markets, the service’s pricing methodology uses observable inputs (such as bid/ask quotes) for identical or similar assets. Assets considered to be similar will have similar characteristics, such as: duration, volatility, prepayment speed, interest rates, yield curves, and/or risk profile and other market corroborated inputs (level 2 inputs). The Company determines the classification of financial asset groups within the fair value hierarchy based on the lowest level of input into each group’s asset valuation. The financial instruments included in the preceding table, other than money market funds and mutual funds discussed above, are included in investments in the Company’s consolidated condensed balance sheets at July 3, 2010.

As discussed in Note 9, “Recently Adopted and Recently Issued Accounting Pronouncements,” the Company adopted Accounting Standards Update No. 2010-06, “Improving Disclosures About Fair Value Measurements” in its second quarter of fiscal year-end 2010. Accounting Standards Update No. 2010-06 added new requirements for: (1) disclosures about transfers of assets and liabilities measured at fair value into and out of Levels 1 and 2 of the fair value measurement hierarchy (effective for the Company’s second quarter of fiscal year-end 2010), and (2) separate disclosures on a gross basis about purchases, sales, issuances, and settlements relating to Level 3

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

measurements (adoption not required until the Company’s fiscal year-end 2012). Since the Company did not have any transfers into and out of Levels 1 and 2 as of the second quarter ended April 3, 2010, the adoption of Accounting Standards Update No. 2010-06 did not have an impact on the Company’s consolidated condensed financial statements. The Company did not have any transfers into and out of Levels 1 and 2 during the third quarter ended July 3, 2010. Similarly, since the Company does not own any Level 3 financial instruments, the adoption of this required disclosure for fiscal year-end 2012 is not expected to have an impact on the Company’s consolidated financial statements.

Notes payable.    The fair values of borrowings under the Company’s revolving credit facility are estimated to approximate their carrying amounts due to the short maturities of those obligations. The fair values for other notes payable are based primarily on rates currently available to the Company for debt with similar terms and remaining maturities.

The fair value of notes payable, excluding capital leases, was $228.7 million and $237.0 million compared to their carrying value of $221.6 million and $228.0 million at July 3, 2010 and October 3, 2009, respectively.

The methods and assumptions used to estimate the fair values of the Company’s financial instruments at July 3, 2010 and October 3, 2009 were based on estimates of market conditions, estimates using present value and risks existing at that time. These values represent an approximation of possible value and may never actually be realized.

3.    INVESTMENTS

The amortized cost and fair value of investments are as follows:

(dollars in thousands)
July 3, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$44,000	$3,143	$—	$47,143
Municipal securities	2,194	118	—	2,312
Corporate securities	24,524	2,045	—	26,569

Total fixed maturity securities	70,718	5,306	—	76,024

Total available for sale securities	$70,718	$5,306	$—	76,024

Common stock, at cost				13,555

Total Investments				$89,579

(dollars in thousands)
October 3, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$40,026	$2,312	$(2)	$42,336
Municipal securities	1,719	97	—	1,816
Corporate securities	28,470	1,521	(129)	29,862

Total fixed maturity securities	70,215	3,930	(131)	74,014

Total available for sale securities	$70,215	$3,930	$(131)	74,014

Common stock, at cost				13,559

Total Investments				$87,573

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

During the interim period ended July 3, 2010 and the fiscal year ended October 3, 2009, the Company did not hold any trading or held-to-maturity securities.

The Company’s insurance subsidiaries invest a significant portion of premiums received in fixed maturity securities to fund loss reserves. As a result, the Company’s insurance subsidiaries are subject to both credit and interest rate risk. Management has established guidelines and practices to limit the amount of credit risk through limitation of non-investment grade securities. The Company assesses whether unrealized losses are other-than-temporary.

At October 3, 2009, unrealized losses on the Company’s investments in fixed maturity securities were caused by interest rate increases rather than credit quality. At July 3, 2010, none of the Company’s investments in fixed maturity securities have an unrealized loss position.

Available for sale fixed maturity securities are due as follows:

(dollars in thousands)
July 3, 2010	Amortized Cost	Fair Value
Due in one year or less	$711	$732
Due after one year through five years	13,750	14,926
Due after five years through ten years	16,633	17,889
Due after ten years	39,624	42,477

	$70,718	$76,024

(dollars in thousands)
October 3, 2009	Amortized Cost	Fair Value
Due in one year or less	$1,929	$1,942
Due after one year through five years	13,749	14,729
Due after five years through ten years	15,899	16,598
Due after ten years	38,638	40,745

	$70,215	$74,014

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Corporate mortgage-backed securities are shown as being due at their average expected maturity dates.

Amounts reported as “due in one year or less” are included in long-term investments, as the Company’s insurance subsidiaries are required to maintain investments in support of regulatory deposit requirements. Hence, investments with maturities less than one year maintained in support of this long-term commitment are generally sold to repurchase investments with longer maturities. As these investments continue to support a long-term commitment obligation related to insurance reserves, the Company classifies such amounts as long-term. At July 3, 2010 and October 3, 2009, the long-term portion of the related insurance reserves of $38.3 million and $37.6 million, respectively, are included in long-term liabilities, other in the Company’s consolidated condensed balance sheets.

Investments carried at fair values of $40.8 million and $36.1 million at July 3, 2010 and October 3, 2009 (which include zero and $1.0 million recorded in cash and cash equivalents), respectively, are maintained in support of regulatory deposit requirements ($36.6 million and $33.4 million in direct deposit of securities at July 3, 2010 and October 3, 2009, respectively) in compliance with statutory regulations. Investments with fair values of $6.9 million and $6.5 million at July 3, 2010 and October 3, 2009 (which include $0.1 million and $0.5 million recorded in cash and cash equivalents), respectively, are on deposit with regulatory authorities in compliance with statutory

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

regulations. Investments with fair values of $2.2 million and $3.6 million at July 3, 2010 and October 3, 2009 (which include $0.1 million and $0.2 million recorded in cash and cash equivalents), respectively, are on deposit in compliance with collateral requirements on reinsurance arrangements.

Net investment income is summarized as follows:

(dollars in thousands)
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 3, 2010	June 27, 2009	July 3, 2010	June 27, 2009
Fixed maturity securities	$1,066	$1,008	$3,040	$2,768
Cash and cash equivalents	—	—	1	(10)

	1,066	1,008	3,041	2,758
Less: investment expenses	(69)	(101)	(211)	(301)

	$997	$907	$2,830	$2,457

Equity securities held by the Company that do not have readily determinable fair values are accounted for using the cost or equity methods of accounting. The Company evaluated its investments in equity securities for impairment as of July 3, 2010, and the Company did not consider any of these equity securities to be impaired, other than the temporary impairment of the Company’s investment in National Consumer Cooperative Bank (“NCB”) as described below.

The Company held investments in Western Family Holding Company (“Western Family”) common stock of $9.5 million at both July 3, 2010 and October 3, 2009. Western Family is a private cooperative located in Oregon from which the Company purchases food and general merchandise products. The investment represents approximately a 22% ownership interest at both July 3, 2010 and October 3, 2009. The Company’s ownership percentage in Western Family is based, in part, on the volume of purchases transacted with Western Family. The investment is accounted for using the equity method of accounting.

The Company’s finance subsidiary, Grocers Capital Company (“GCC”), has an investment in NCB, which operates as a cooperative and therefore its borrowers are required to own its Class B stock. The investment in the Class B common stock of NCB aggregated $4.1 million at both July 3, 2010 and October 3, 2009. For the fiscal period ended July 3, 2010 and the fiscal year ended October 3, 2009, no cash dividend income was received.

As described in recent filings with the SEC, NCB was in default under its senior note purchase agreement and its revolving credit facility (the “Debt Agreements”) due to a violation of certain financial covenants. The covenant violations were primarily a result of increased loan loss provisions and charge-offs, principally related to a small number of borrowers experiencing pronounced financial difficulties, including some borrowers that have filed for bankruptcy. On February 23, 2010, NCB amended its Debt Agreements to, amongst other provisions, extend through December 15, 2010 (the “Maturity Date”), waivers and modifications that have been in place since August 14, 2009 under applicable forbearance agreements, principally with respect to certain financial covenants breached as a result of increased loan loss provisions and charge-offs. As described in NCB’s Quarterly Report on Form 10-Q filed on August 13, 2010, NCB was not required to fully repay these obligations by June 30, 2010, but if it failed to do so, it was required to pay, and subsequently did pay, a fee based on the outstanding debt balance. As of June 30, 2010, NCB reported it was in full compliance and expects to remain in full compliance with the remaining financial covenants through the Maturity Date and expects to repay the remaining amounts due on or before the Maturity Date. In the event that NCB is ultimately unable to refinance or otherwise meet its amortization obligations under the amended Debt Agreements, the lenders and the noteholders have the right to call and demand immediate repayment of any and all amounts due.

These factors, as outlined in the preceding paragraph, which contributed to NCB’s recent financial losses, led Unified’s management to conclude that the Company’s investment in NCB became impaired in the fourth quarter of

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

fiscal 2009. The Company believes the impairment and decline to be temporary based on NCB’s current liquidity position, NCB’s plan to address its debt burden, NCB’s reported compliance with the terms of the amended Debt Agreements, and Unified’s ability and intention to hold these investments until recovery of their carrying value. The Company will continue to monitor NCB’s compliance with its amended Debt Agreements and evaluate the fair value of its investment. If current conditions do not improve or deteriorate further, the Company may be required to record impairment charges to operating expense in future periods.

4.    SEGMENT INFORMATION

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the Pacific Rim. The Company’s customers range in size from single store operators to regional supermarket chains. The Company sells a wide variety of products typically found in supermarkets. The Company’s customers include its owners (“Members”) and non-owners (“Non-Members”). The Company sells products through Unified or through its specialty food subsidiary (Market Centre) and international sales subsidiary (Unified International, Inc.). The Company reports all product sales in its Wholesale Distribution segment. The Company also provides support services to its customers through the Wholesale Distribution segment and through separate subsidiaries, including insurance and financing. Insurance activities are reported in Unified’s Insurance segment while finance activities are grouped within Unified’s All Other business activities. The availability of specific products and services may vary by geographic region.

Management identifies segments based on the information monitored by the Company’s chief operating decision-makers to manage the business and, accordingly, has identified the following two reportable segments:

•

The Wholesale Distribution segment includes the results of operations from the sale of groceries and general merchandise products to both Members and Non-Members, including a broad range of branded and corporate brand products in nearly all the categories found in a typical supermarket, including dry grocery, frozen food, deli, meat, dairy, eggs, produce, bakery, ethnic, gourmet, specialty foods, natural & organic products, and general merchandise and health and beauty care products. Support services (other than insurance and financing), including promotional planning, retail technology, equipment purchasing services and real estate services, are reported in our Wholesale Distribution segment. As of, and for the thirty-nine weeks ended, July 3, 2010, the Wholesale Distribution segment collectively represents approximately 99% of the Company’s total net sales and 86% of total assets.

Non-perishable products consist primarily of dry grocery, frozen food, deli, ethnic, gourmet, specialty foods, natural & organic products, general merchandise and health and beauty care. They also include (1) retail support services and (2) products and shipping services provided to Non-Member customers through Unified International, Inc. Perishable products consist primarily of service deli, service bakery, meat, eggs, produce, bakery, and dairy. Net sales within the Wholesale Distribution segment include $2.105 billion and $2.177 billion, or 71.9% and 73.1% of total Wholesale Distribution segment net sales for the thirty-nine weeks ended July 3, 2010 and June 27, 2009, respectively, attributable to sales of non-perishable products, and $823.6 million and $802.5 million, or 28.1% and 26.9% of total Wholesale Distribution segment net sales for the thirty-nine weeks ended July 3, 2010 and June 27, 2009, respectively, attributable to sales of perishable products. Net sales within the Wholesale Distribution segment include $685.8 million and $717.8 million, or 70.2% and 72.6% of total Wholesale Distribution segment net sales for the thirteen weeks ended July 3, 2010 and June 27, 2009, respectively, attributable to sales of non-perishable products, and $290.6 million and $270.8 million, or 29.8% and 27.4% of total Wholesale Distribution segment net sales for the thirteen weeks ended July 3, 2010 and June 27, 2009, respectively, attributable to sales of perishable products. Wholesale Distribution segment net sales also include revenues attributable to the Company’s retail support services, which comprise less than 1% of total Wholesale Distribution segment net sales, for each of the foregoing respective periods.

•

The Insurance segment includes the results of operations for the Company’s three insurance subsidiaries (Unified Grocers Insurance Services, Springfield Insurance Company and Springfield Insurance Company, Ltd.). These subsidiaries provide insurance and insurance-related products, including workers’

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

compensation and liability insurance policies, to both the Company and its Member and Non-Member customers. Unified Grocers Insurance Services is an insurance agency that places business with insurance carriers, both non-affiliated and Springfield Insurance Company. Springfield Insurance Company, Ltd. is a captive re-insurer for Springfield Insurance Company. Unified Grocers Insurance Services is a licensed insurance agency in Alaska, Arizona, California, Idaho, New Mexico, Nevada, Oregon, Texas, Washington and Utah. Springfield Insurance Company is a licensed insurance carrier in Arizona, California, Colorado, Idaho, Montana, New Mexico, Nevada, Oregon, Texas, Washington, Wyoming and Utah. Springfield Insurance Company, Ltd. is a licensed insurance carrier in the Commonwealth of Bermuda. As of, and for the thirty-nine weeks ended, July 3, 2010, the Company’s Insurance segment collectively accounts for approximately 1% of the Company’s total net sales and 12% of total assets.

The “All Other” category includes the results of operations for the Company’s other support businesses, including its finance subsidiary, whose services are provided to a common customer base, none of which individually meets the quantitative thresholds of a reportable segment. As of, and for the thirty-nine weeks ended, July 3, 2010, the “All Other” category collectively accounts for less than 1% of the Company’s total net sales and 2% of total assets.

Information about the Company’s operating segments is summarized below.

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 3, 2010	June 27, 2009	July 3, 2010	June 27, 2009
Net sales
Wholesale distribution	$976,449	$988,665	$2,928,602	$2,979,234
Insurance	6,752	6,935	20,555	19,414
All other	247	221	724	730
Inter-segment eliminations	(3,327)	(3,330)	(10,251)	(9,973)

Total net sales	$980,121	$992,491	$2,939,630	$2,989,405

Operating income
Wholesale distribution	$8,263	$9,974	$29,213	$34,092
Insurance	1,179	1,104	1,642	3,574
All other	13	(32)	9	—

Total operating income	9,455	11,046	30,864	37,666

Interest expense	(2,913)	(2,642)	(8,686)	(8,994)
Estimated patronage dividends	(3,452)	(2,369)	(8,613)	(11,633)
Income taxes	(1,800)	(2,147)	(5,520)	(6,838)

Net earnings	$1,290	$3,888	$8,045	$10,201

Depreciation and amortization
Wholesale distribution	$6,229	$6,273	$18,763	$17,999
Insurance	56	36	85	118
All other	2	2	5	5

Total depreciation and amortization	$6,287	$6,311	$18,853	$18,122

Capital expenditures
Wholesale distribution	$1,330	$2,598	$4,862	$7,757
Insurance	152	8	213	8
All other	—	—	—	—

Total capital expenditures	$1,482	$2,606	$5,075	$7,765

Identifiable assets at July 3, 2010 and June 27, 2009
Wholesale distribution	$765,376	$762,969	$765,376	$762,969
Insurance	108,197	89,350	108,197	89,350
All other	21,187	18,110	21,187	18,110

Total identifiable assets	$894,760	$870,429	$894,760	$870,429

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

5.    SHAREHOLDERS’ EQUITY

During the thirty-nine week period ended July 3, 2010, the Company issued 1,400 Class A Shares with an issue value of $0.4 million and redeemed 7,350 Class A Shares with a redemption value of $2.1 million. The Company also redeemed 17,339 Class B Shares with a redemption value of $4.4 million during the thirty-nine week period ended July 3, 2010.

6.    CONTINGENCIES

The Company is a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

7.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors a cash balance plan (“Unified Cash Balance Plan”). The Unified Cash Balance Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Benefits under the Unified Cash Balance Plan are provided through a trust.

The Company also sponsors an Executive Salary Protection Plan (“ESPP”) that provides supplemental post-termination retirement income based on each participant’s salary and years of service as an officer of the Company. Funds are held in a rabbi trust for the ESPP consisting primarily of life insurance policies reported at cash surrender value and mutual fund assets consisting of various publicly-traded mutual funds reported at estimated fair value based on quoted market prices. In accordance with ASC Topic 710, “Compensation – General,” the assets and liabilities of a rabbi trust must be accounted for as if they are assets and liabilities of the Company. In addition, all earnings and expenses of the rabbi trust are reported in the Company’s consolidated condensed statement of earnings. The cash surrender value of such life insurance policies aggregated $14.7 million and $14.5 million at July 3, 2010 and October 3, 2009, respectively, and are included in other assets in the Company’s consolidated condensed balance sheets. Mutual funds reported at their estimated fair value of $5.6 million and $5.5 million at July 3, 2010 and October 3, 2009, respectively, are included in other assets in the Company’s consolidated condensed balance sheets. The related accrued benefit cost (representing the Company’s benefit obligation to participants) of $32.8 million and $29.2 million at July 3, 2010 and October 3, 2009, respectively, is recorded in long-term liabilities, other in the Company’s accompanying consolidated condensed balance sheets. The assets held in the rabbi trust are not available for general corporate purposes. The rabbi trust is subject to creditor claims in the event of insolvency. The trust assets are excluded from ESPP plan assets as they do not qualify as plan assets under ASC Topic 715, “Compensation – Retirement Benefits” (“ASC Topic 715”).

The Company sponsors other postretirement benefit plans that cover non-union employees and provides unused sick leave benefits for certain eligible non-union and union employees. Those plans are not funded.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

The components of net periodic cost for pension and other postretirement benefits for the respective thirteen and thirty-nine weeks ended July 3, 2010 and June 27, 2009 consist of the following:

(dollars in thousands)

	Pension Benefits				Other Postretirement Benefits
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended		Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 3, 2010	June 27, 2009	July 3, 2010	June 27, 2009	July 3, 2010	June 27, 2009	July 3, 2010	June 27, 2009
Service cost	$1,706	$1,345	$5,117	$4,035	$433	$372	$1,299	$1,116
Interest cost	2,990	2,930	8,970	8,790	659	791	1,977	2,373
Expected return on plan assets	(2,747)	(2,660)	(8,242)	(7,980)	—	—	—	—
Amortization of prior service cost (credit)	63	63	189	189	(118)	(118)	(354)	(354)
Recognized actuarial loss (gain)	877	96	2,633	288	(67)	(115)	(202)	(345)

Net periodic cost	$2,889	$1,774	$8,667	$5,322	$907	$930	$2,720	$2,790

The Company’s funding policy is to make contributions to the Unified Cash Balance Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. The Company expects to make estimated contributions to the Unified Cash Balance Plan totaling $6.4 million during fiscal 2010, which is comprised of $3.3 million for the 2010 plan year and $3.1 million for the 2009 plan year. At its discretion, the Company may contribute in excess of these amounts. The Company contributed $1.6 million and $2.1 million to the Unified Cash Balance Plan during the thirty-nine weeks ended July 3, 2010 for the 2010 and 2009 plan years, respectively.

Additionally, at the beginning of fiscal 2010, the Company expected to contribute $0.4 million to the ESPP to fund projected benefit payments to participants for the 2010 plan year. The Company contributed $0.2 million to the ESPP during the thirty-nine weeks ended July 3, 2010 to fund benefit payments to participants for the 2010 plan year.

In March 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) (collectively, the “Acts”) was passed and signed into law. The Acts contain provisions that could impact the Company’s accounting for retiree medical benefits in future periods. However, the extent of that impact, if any, cannot be determined until regulations are promulgated under the Acts and additional interpretations of the Acts become available. Elements of the Acts, the impact of which are currently not determinable, include the elimination of lifetime limits on retiree medical coverage and reduction of the existing insurance coverage gap for prescription drug benefits that are actuarially equivalent to benefits available to retirees under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Prescription Drug Act”). The Prescription Drug Act provided for a federal subsidy to plan sponsors who provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Included among the major provisions of the Acts is the elimination of the tax deduction for expenses reimbursed through the federal subsidy. The Company sponsors prescription drug benefits to retirees through a third-party insured waiver program; therefore, the Company does not receive a subsidy under Medicare Part D, and does not have any related deferred tax assets. As such, the change mandated under this portion of the Acts will not impact the Company. The Company will continue to assess the accounting implications of the Acts as related regulations and interpretations of the Acts become available. Based on a preliminary review to date of the provisions in the Acts, the impact of which are reasonably determinable, a re-measurement of the Company’s retiree benefit plan liabilities is not required at this time. In addition, the Company may consider plan amendments in future periods that may have accounting implications.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

8.    RELATED PARTY TRANSACTIONS

Members affiliated with directors of the Company make purchases of merchandise from the Company and also may receive benefits and services that are of the type generally offered by the Company to similarly situated eligible Members. Management believes such transactions are on terms that are generally consistent with terms available to other Members similarly situated.

During the course of its business, the Company enters into individually negotiated supply agreements with its Members. These agreements require the Member to purchase certain agreed amounts of its merchandise requirements from the Company and obligate the Company to supply such merchandise under agreed terms and conditions relating to such matters as pricing and delivery.

A new member was elected to the Company’s Board of Directors (the “Board”) at the Company’s annual meeting of shareholders held on February 23, 2010. This new Board member is affiliated with a Member of the Company; therefore, certain transactions with this Member are now considered related party transactions. At July 3, 2010, the Company had the following transactions with an affiliated Member of this new director of the Company: (1) lease guarantees for total rents of $7.8 million with expiration dates through 2023, and (2) a supply agreement expiring in 2012.

As of the date of this report, other than noted above, there have been no material changes to the related party transactions disclosed in Note 18 to “Notes to Consolidated Financial Statements” in Part II, Item 8. “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009.

9.     RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”). ASU No. 2010-20 amends ASC Topic 310-10-50, “Receivables – Overall – Disclosure” by requiring that more information be disclosed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in an entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses, and (iii) the changes and reasons for those changes in the allowance for credit losses. The amendments in ASU No. 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. A company will need to disaggregate new and existing disclosure based on how it develops its allowance for credit losses related to financing receivables and how it manages credit exposures. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. For public entities, ASU No. 2010-20 requires certain disclosures as of the end of a reporting period effective for periods ending on or after December 15, 2010. Accordingly, the Company will adopt such requirements as of the end of its first quarter of fiscal 2011. Other required disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. Accordingly, the Company will adopt such requirements effective beginning with its second quarter of fiscal 2011. The Company is currently evaluating the impact of ASU No. 2010-20 on its financial statement disclosures.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements” (“ASU No. 2010-09”), an amendment to ASC Topic 855, “Subsequent Events.” ASU No. 2010-09 amends ASC Topic 855 to remove the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements. The guidance in ASU No. 2010-09 became effective upon issuance. Accordingly, the Company adopted ASU No. 2010-09 in its second quarter of fiscal year-end 2010. The adoption of ASU No. 2010-09 did not have an impact on the Company’s consolidated condensed financial statements.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements” (“ASU No. 2010-06”), an amendment to ASC Topic 820. ASU No. 2010-06 amends ASC Topic 820 to add new requirements for: (1) disclosures about transfers of assets and liabilities measured at fair value into and out of Levels 1 and 2 of the fair value measurement hierarchy, and (2) separate disclosures on a gross basis about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU No. 2010-06 also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC Topic 715, “Compensation – Retirement Benefits – Defined Benefits Plans – General – Disclosure,” to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in ASU No. 2010-06 is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption.

Accordingly, the Company adopted ASU No. 2010-06 in its second quarter of fiscal year-end 2010, except for the requirement to provide separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which will be adopted for the Company’s fiscal year-end 2012. Since the Company did not have any transfers into and out of Levels 1 and 2, the adoption of ASU No. 2010-06 did not have an impact on the Company’s consolidated condensed financial statements. Similarly, since the Company does not own any Level 3 financial instruments, the adoption of this portion of ASU No. 2010-06 for fiscal year-end 2012 is not expected to have an impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-12, “Fair Value Measurement and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No. 2009-12”), an amendment to ASC Topic 820. ASU No. 2009-12 offers guidance on how to use a net asset value per share to estimate the fair value of investments in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles and funds of funds. ASU No. 2009-12 is effective for interim and annual periods ending after December 15, 2009. Accordingly, the Company adopted ASU No. 2009-12 in its first quarter of fiscal year-end 2010. The adoption of ASU No. 2009-12 did not have an impact on the Company’s consolidated condensed financial statements. The Company anticipates enhanced disclosure requirements at fiscal year-end 2010 pursuant to ASU No. 2009-12 in conjunction with its required adoption of FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (now incorporated within ASC Topic 715), at fiscal year-end 2010. FASB Staff Position FAS 132(R)-1 requires an employer to disclose investment policies and strategies, categories, fair value measurements, and significant concentration of risk among its postretirement benefit plan assets (see additional discussion below).

In January 2009, the SEC issued Release No. 33-9002, “Interactive Data to Improve Financial Reporting.” The final rule release requires companies to provide financial statement information in the eXtensible Business Reporting Language (“XBRL”) and addresses the SEC’s effort to make financial reports more useful to investors. Under the final rule, companies are required to submit their regulatory filings to the SEC and post them on their corporate websites in interactive data using XBRL. The interactive data will be provided as an exhibit to periodic and current reports and registration statements, as well as to transition reports for a change in fiscal year. The final rule also does not require public companies to use interactive tagging for the management’s discussion and analysis section of their filings, executive compensation disclosures, and other statistical or narrative disclosure. This release includes one temporary section (Section 232.406T) that limits an entity’s liability for making a “good faith attempt” to comply with its requirements and for making prompt correction of errors in the Interactive Data File if they occur, and it does not subject the entity to liability under anti-fraud provisions as discussed in the temporary section.

Release No. 33-9002 is effective as of April 13, 2009, except the temporary section above is only effective from April 13, 2009 until October 31, 2014. The SEC adopted a phase-in schedule indicating when registrants must furnish interactive data. Under this schedule, the Company will be required to submit filings with financial

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

statement information using XBRL commencing with periods ending on or after June 15, 2011, or the Company’s Quarterly Report on Form 10-Q for its third fiscal quarter of 2011. The Company is currently evaluating the impact to its financial reporting process of providing this additional information.

In December 2008, the FASB issued FASB Staff Position (“FSP”) FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” amending Statement of Financial Accounting Standards (“SFAS”) No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” FSP FAS 132(R)-1 is now incorporated within ASC Topic 715. FSP FAS 132(R)-1 requires an employer to disclose investment policies and strategies, categories, fair value measurements, and significant concentration of risk among its postretirement benefit plan assets. Additionally, FSP FAS 132(R)-1 includes a technical correction requiring previously omitted disclosures (permitted pursuant to SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” now incorporated within ASC Topic 715-20 “Compensation – Retirement Benefits – Defined Benefits Plans – General”) of net periodic benefit costs to be provided on an interim basis, effective for interim periods for fiscal years ending after December 30, 2008. The Company adopted the technical correction in its first quarter of fiscal year-end 2010. The remainder of FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Accordingly, FSP FAS 132(R)-1 will be adopted for the Company’s fiscal year-end 2010. Other than enhanced disclosure requirements as discussed above relative to the Company’s cash balance pension plan assets, the adoption of FSP FAS 132(R)-1 is not expected to have a significant impact on the Company’s consolidated financial statements.

10.    SUBSEQUENT EVENTS

Subsequent events have been evaluated by the Company through the date financial statements were issued.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When the Company uses words such as “believes,” “expects,” “anticipates” or similar expressions, the Company is making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, the Company cannot give readers any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All forward-looking statements attributable to Unified are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date hereof. The Company undertakes no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents the Company files from time to time with the Securities and Exchange Commission.

COMPANY OVERVIEW

General

A California corporation organized in 1922 and incorporated in 1925, Unified Grocers, Inc. (referred to in this Form 10-Q as “Unified,” “the Company,” “we,” “us” or “our”) is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the Pacific Rim. Our customers range in size from single store operators to regional supermarket chains. We operate our business in two reportable business segments: (1) Wholesale Distribution; and (2) Insurance. All remaining business activities are grouped into “All Other” (see Note 4 of “Notes to Consolidated Condensed Financial Statements” in Item 1. “Financial Statements”).

We sell a wide variety of products typically found in supermarkets, as well as a variety of specialty products. We report all product sales in our Wholesale Distribution segment, which represents approximately 99% of our total net sales. Our customers include our owners (“Members”) and non-owners (“Non-Members”). We also provide support services to our customers, including insurance, financing, promotional planning, retail technology, equipment purchasing services and real estate services. Support services, other than insurance and financing, are reported in our Wholesale Distribution segment. Insurance activities account for approximately 1% of total net sales and are reported in our Insurance segment, while finance activities are grouped with our All Other business activities. The availability of specific products and services may vary by geographic region. We have three separate geographical and marketing regions. The regions are Southern California, Northern California and the Pacific Northwest.

We do business primarily with those customers that have been accepted as Members. Members are required to meet specific capitalization requirements, which include capital stock ownership in the Company and may include required cash deposits. Customers who purchase less than $1 million annually from the Company would not generally be considered for membership, while customers who purchase over $3 million annually are encouraged to become Members. See “Member Investments and Patronage Dividends” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information. Additionally, see “DESCRIPTION OF DEPOSIT ACCOUNTS” in the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 25, 2010, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for further information. The membership requirements, including purchase and capitalization requirements, may be modified at any time at the discretion of the Company’s Board of Directors (the “Board”).

We distribute the earnings from activities conducted with our Members, excluding subsidiaries (collectively, “Patronage Business”), in the form of patronage dividends. Patronage dividends consist of the patronage earnings from our three patronage earnings divisions: the California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. See Part I, Item 1. “Business – Company Structure and Organization – Wholesale Business – Wholesale Distribution” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional discussion. An entity that does not meet Member purchase requirements or does not desire to become a Member may conduct business with us as a Non-Member customer on a non-patronage basis. We retain the earnings from our subsidiaries and from business conducted with Non-Members (collectively, “Non-Patronage Business”).

Facilities and Transportation

We operate various warehouse and office facilities that are located in Commerce, Los Angeles, Santa Fe Springs, Stockton, and Fresno, California, Milwaukie, Oregon and Seattle, Washington. We also operate a bakery manufacturing facility and a milk, water and juice processing plant in Los Angeles, which primarily serve the Southern California region.

The Company began to review the overall logistics model for the Pacific Northwest region during the last two fiscal years. The need to develop a new comprehensive logistics model was predicated on the fact that the lease on the main warehouse and office complex in Seattle was short-term in nature and the configuration of this complex is not optimum. The objective of the review was to determine the size, configuration and location(s) for a distribution facility (facilities) in the Pacific Northwest to best serve our customers in the region. We completed our review and have determined the appropriate facility size and configuration. We have extended our lease on our current Seattle location through April 30, 2015 (see “Contractual Obligations and Commercial Commitments” for further discussion) and are currently in the process of identifying and selecting the appropriate location(s) to utilize upon the expiration of the current lease.

Customers may choose either of two delivery options for the distribution of our products. Customers may elect either to have us deliver orders to their stores or warehouse locations or to pick their orders up from our distribution centers. For delivered orders, we primarily utilize the Company-operated fleet of tractors and trailers.

INDUSTRY OVERVIEW AND THE COMPANY’S OPERATING ENVIRONMENT

Competition

We compete in the wholesale grocery industry with regional and national food wholesalers such as C&S Wholesale and Supervalu Inc., as well as other local wholesalers and distributors that provide a more limited range of products and services to their customers. We also compete with many local and regional meat, produce, grocery, specialty, general food, bakery and dairy wholesalers and distributors. Our customers compete directly with vertically integrated regional and national chains. The growth or loss in market share of our customers could also impact the Company’s sales and earnings. For more information about the competition we face, please refer to “Risk Factors.”

The marketplace in which we operate continues to evolve and present challenges both to our customers and us. The continued expansion of alternative grocery and food store formats into our marketplace may present challenges for some of the retail grocery stores owned by our customers. In addition, non-traditional formats such as warehouse, supercenters, discount, drug, natural and organic, and convenience stores continue to expand their offering of products that are a core part of the conventional grocery store offering, thereby creating additional competition for our customers.

Our strategy to help our customers effectively compete in the marketplace also includes a focus on helping our retailers understand consumer trends. The current challenging economic climate has caused consumers to place a higher emphasis on lower prices. Job losses have also caused greater demographic shifts that can change the composition of consumers and their related product focus in a given marketplace. To effectively adjust to these changes, many of our customers have focused on, among other things, enhancing their corporate brand offerings to give consumers a lower-priced alternative to nationally branded products. This includes a corporate brand health and wellness offering to satisfy consumers’ desire for products that support a healthy lifestyle but at a lower price.

Differentiation strategies in specialty and ethnic products and items on the perimeter of the store such as produce, service deli, service bakery and meat categories also continue to be an important part of our strategy.

One of our initiatives is to continue our development of programs and services designed with consumers in mind. The retail store is becoming a bigger source of information for customers about the products that are available to them. To provide this information, we are offering more in-store literature to educate consumers about the products we offer, particularly to promote value and savings through event marketing and everyday low price campaigns.

Economic Factors

During fiscal 2010, our sales declined, in part, due to the effects of low consumer confidence and high unemployment caused by the current economic climate and credit market turmoil that have negatively impacted consumer spending and resulted in consumers behaving more cautiously than in previous years. Job losses have also caused greater demographic shifts that can change the composition of consumers and their related product focus in a given marketplace.

We are impacted by changes in the overall economic environment. An inflationary or deflationary economic period could impact the Company’s operating income in a variety of areas, including, but not limited to, sales, cost of sales, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. In recent periods, we have experienced significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk, and the cost of packaged goods purchased from other manufacturers. Our pricing programs are designed to pass these costs on to our customers; however, we may not always be able to pass such changes to customers on a timely basis. Any delay may result in a less than full recovery of price increases. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations.

External factors continue to drive volatility in costs associated with fuel. Our pricing includes a fuel surcharge on product shipments to recover fuel costs over a specified index. When fuel costs fall below the specified index, pricing adjustments will refund amounts to our customers. The surcharge is reviewed monthly and adjusted when appropriate.

Additionally, wage increases occur as a result of negotiated labor contracts and adjustments for non-represented employees. Wage increases primarily occur in September for negotiated labor contracts. Wage increases for non-represented employees typically occur in December. However, most non-represented employees did not receive wage increases in December 2009. We continually focus attention on initiatives aimed at improving business processes and managing costs.

The majority of Unified’s investments (approximately 85%) are held by two of our insurance subsidiaries, and include U.S. government and agency obligations, high quality investment grade corporate bonds, U.S. government treasury securities and U.S. state and municipal securities. These investments are generally not actively traded and are valued based upon inputs including quoted prices for identical or similar assets. Approximately 11% of our investments are held by our Wholesale Distribution segment, which consists primarily of Western Family Holding Company (“Western Family”) common stock. Western Family is a private cooperative located in Oregon from which Unified purchases food and general merchandise products. Approximately 4% of our investments are held by our other support businesses and consists of an investment by the Company’s finance subsidiary in National Consumer Cooperative Bank (“NCB”). NCB operates as a cooperative and therefore its borrowers are required to own its Class B stock. See Note 3 of “Notes to Consolidated Condensed Financial Statements” in Item 1. “Financial Statements” for additional discussion regarding NCB.

Life insurance and mutual fund assets with values tied to the equity markets have been impacted by overall market conditions during the thirty-nine weeks ended July 3, 2010 and June 27, 2009. Although net earnings and net comprehensive earnings experienced a decrease corresponding to the decline in life insurance and mutual fund assets, respectively, during the thirty-nine weeks ended July 3, 2010 and June 27, 2009, the decline in such assets is deemed by management to be temporary in nature.

Technology

Technological improvements have been an important part of our strategy to improve service to our customers and lower costs. As chain supermarkets increase in size and alternative format grocery stores gain market share, independent grocers are further challenged to compete. Our customers benefit from our substantial investment in supply-chain technology, including improvements in our vendor management activities through new item introductions, promotions and payment support activities.

Technological improvements in our distribution systems have been an area of concentration. Over the past several years, we have continued to upgrade our warehouse and enterprise reporting systems to improve efficiencies, order fulfillment accuracy and internal management reporting capabilities. This process has been instrumental in helping drive efficiencies. We are realizing the expected additional warehouse improvements from each facility’s upgrade.

We have improved our inbound transportation processes by allowing our suppliers to create their own delivery appointments through a website. This improvement has helped Unified and our suppliers more effectively plan warehouse activities and delivery schedules leading to shared efficiencies.

We provide our customers with network connectivity, data exchange, and a portfolio of applications. We continue to enhance these products and services to allow the retailer to easily and efficiently strengthen their business application functionality and comply with new regulations. Most recently, our efforts focused on integrating our corporate and Seattle-based systems, replacing the former Seattle-based retail network with Unified’s broadband retail network, enhancing our “ULINK” suite of products to include direct store delivery (“DSD”) data sourced through the Seattle DSD system, and releasing our ULINKPlus product. ULINKPlus uses a Windows hand-held device and allows our customers to take ULINK features, functions and data to their shelves. ULINKPlus replaces our legacy PALM devices.

Sales Activities and Recent Developments

Consolidated net sales decreased $12.4 million, or 1.2%, to $980.1 million for the thirteen weeks ended July 3, 2010 as compared to $992.5 million for the thirteen weeks ended June 27, 2009. Our net sales for the Wholesale Distribution segment decreased $12.2 million, or 1.2%, for the comparable thirteen-week periods ended July 3, 2010 and June 27, 2009 due to the general decline in economic conditions. Net sales in our Insurance segment decreased $0.2 million for the comparable thirteen-week periods.

We experienced an overall net sales decrease of $49.8 million, or 1.7%, for the thirty-nine weeks ended July 3, 2010 (the “2010 Period”) as compared to the thirty-nine week period ended June 27, 2009 (the “2009 Period”). Our Wholesale Distribution segment decreased $50.6 million, or 1.7%, in the 2010 Period compared to the 2009 Period. This decrease is due to the general decline in economic conditions.

Net sales in our Insurance segment increased $0.8 million, or 8.5%, in the 2010 Period versus the 2009 Period. Net sales in our All Other business activities remained stable in the 2010 Period compared to the 2009 Period.

RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the consolidated condensed financial statements and notes to the consolidated condensed financial statements, specifically Note 4 to “Notes to Consolidated Condensed Financial Statements,” “Segment Information,” included elsewhere in this report. Certain statements in the following discussion are not historical in nature and should be considered to be forward-looking statements that are inherently uncertain.

The following table sets forth selected consolidated financial data of Unified expressed as a percentage of net sales for the periods indicated and the percentage increase or decrease in such items over the prior period.

	Thirteen Weeks Ended		% Change Thirteen Weeks	Thirty-Nine Weeks Ended		% Change Thirty-nine Weeks
Fiscal Period Ended	July 3, 2010	June 27, 2009		July 3, 2010	June 27, 2009
Net sales	100.0%	100.0%	(1.2)%	100.0%	100.0%	(1.7)%
Cost of sales	91.0	91.3	(1.6)	91.0	90.9	(1.6)
Distribution, selling and administrative expenses	8.0	7.6	4.9	8.0	7.8	(0.1)
Operating income	1.0	1.1	(14.4)	1.0	1.3	(18.1)
Interest expense	(0.3)	(0.3)	10.3	(0.3)	(0.3)	(3.4)
Estimated patronage dividends	(0.3)	(0.2)	45.7	(0.3)	(0.4)	(26.0)
Income taxes	(0.2)	(0.2)	(16.2)	(0.2)	(0.3)	(19.3)
Net earnings	0.2%	0.4%	(66.8)%	0.2%	0.3%	(21.1)%

THIRTEEN-WEEK PERIOD ENDED JULY 3, 2010 (“2010 PERIOD”) COMPARED TO THE THIRTEEN-WEEK PERIOD ENDED JUNE 27, 2009 (“2009 PERIOD”)

Overview of the 2010 Period.    Our consolidated operating income decreased $1.6 million to $9.5 million in the 2010 Period compared to $11.1 million in the 2009 Period.

The overall decrease in operating income is summarized in our operating segments and other business activities as follows:

•

Wholesale Distribution Segment:    The Wholesale Distribution segment’s operating income decreased $1.7 million to $8.3 million in the 2010 Period compared to $10.0 million in the 2009 Period. This decrease in earnings was primarily due to higher costs associated with investment activities and increased pension expense.

•

Insurance Segment:    Operating income increased $0.1 million in our Insurance segment to $1.2 million in the 2010 Period compared to income of $1.1 million in the 2009 Period. The improvement is primarily due to reductions in loss reserves that were partially offset by higher administrative expenses.

•	All Other: Operating income was insignificant for the 2010 and 2009 Periods. All Other business activities primarily consist of activities conducted through our finance subsidiary.

The following tables summarize the performance of each business segment for the 2010 and 2009 Periods.

Wholesale Distribution Segment

(dollars in thousands)

	Thirteen Weeks Ended July 3, 2010		Thirteen Weeks Ended June 27, 2009
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$976,449	—	$988,665	—	$(12,216)
Inter-segment eliminations	—	—	—	—	—

Net sales	976,449	100.0%	988,665	100.0%	(12,216)
Cost of sales	891,693	91.3	905,680	91.6	(13,987)
Distribution, selling and administrative expenses	76,493	7.8	73,011	7.4	3,482

Operating income	$8,263	0.9%	$9,974	1.0%	$(1,711)

Insurance Segment

(dollars in thousands)

	Thirteen Weeks Ended July 3, 2010		Thirteen Weeks Ended June 27, 2009
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales – premiums earned	$6,752	—	$6,935	—	$(183)
Inter-segment eliminations	(3,263)	—	(3,253)	—	(10)

Net sales – premiums earned	3,489	100.0%	3,682	100.0%	(193)
Cost of sales – underwriting expenses	452	13.0	881	23.9	(429)
Selling and administrative expenses	1,858	53.3	1,697	46.1	161

Operating income	$1,179	33.7%	$1,104	30.0%	$75

All Other

(dollars in thousands)

	Thirteen Weeks Ended July 3, 2010		Thirteen Weeks Ended June 27, 2009
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$247	—	$221	—	$26
Inter-segment eliminations	(64)	—	(77)	—	13

Net sales	183	100.0%	144	100.0%	39
Selling and administrative expenses	170	92.9	176	122.2	(6)

Operating income (loss)	$13	7.1%	$(32)	(22.2)%	$45

Net sales.    Consolidated net sales decreased $12.4 million, or 1.2%, to $980.1 million in the 2010 Period compared to $992.5 million for the 2009 Period. Factors impacting net sales are as follows:

•

Wholesale Distribution Segment:    Net Wholesale Distribution sales decreased $12.2 million to $976.5 million in the 2010 Period compared to $988.7 million for the 2009 Period. Significant components of this decrease are summarized below.

Continuing Customers

•

Net sales to customers that continued to purchase from Unified decreased by approximately $17.0 million. Net sales increased by approximately $11.8 million due to the week preceding the Fourth of July occurring in the third quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009. This increase was offset by a decrease of approximately $5.2 million due to the week leading up to Easter occurring in the second quarter in fiscal 2010 compared to occurring in the third quarter of fiscal 2009. Excluding these factors, net sales would have declined $23.6 million due to the general decline in economic conditions.

New Customers

•	During the 2010 Period, we began supplying new customers and customers that were previously served by competitors, resulting in a $5.8 million increase in net sales.

Discontinued Customers

•	Net sales to other customers in the 2009 Period that discontinued business with us and began purchasing their products from competitors were $1.0 million.

•	Insurance Segment: Net sales, consisting principally of premium revenues, decreased $0.2 million to $3.5 million in the 2010 Period compared to $3.7 million for the 2009 Period.

•	All Other: Net sales were consistent at $0.1 million in the 2010 and 2009 Periods.

Cost of sales (including underwriting expenses).    Consolidated cost of sales was $892.1 million for the 2010 Period and $906.6 million for the 2009 Period and comprised 91.0% and 91.3% of consolidated net sales for the 2010 and 2009 Periods, respectively. Factors impacting cost of sales are as follows:

•

Wholesale Distribution Segment:    Cost of sales decreased by $14.0 million to $891.7 million in the 2010 Period compared to $905.7 million in the 2009 Period. As a percentage of net wholesale sales, cost of sales was 91.3% and 91.6% for the 2010 and 2009 Periods, respectively.

•

Vendor related activity contributed to a 0.3% decrease in cost of sales as a percent of net wholesale sales in the 2010 Period compared to the 2009 Period. The decrease is primarily driven by a change in vendor marketing activities. Our vendors and brokers are continually evaluating their go-to-market strategies to effectively promote their products. Changes in their strategies could have a favorable or unfavorable impact on our financial performance. See “Critical Accounting Policies and Estimates – Vendor Funds” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009.

•

Insurance Segment:    Cost of sales primarily consists of claims loss and loss adjustment expenses, underwriting expenses, commissions, premium taxes and regulatory fees. Cost of sales decreased $0.5 million from $0.9 million in the 2009 Period to $0.4 million in the 2010 Period. The decrease in cost of sales in the 2010 Period is primarily due to a $0.5 million reduction in loss reserves in the 2010 Period based on improved loss experience for earlier periods. Additionally, the cost of insurance and the adequacy of loss reserves are impacted by actuarial estimates based on a detailed analysis of health care cost trends, mortality rates, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action. See additional discussion related to insurance reserves under “Risk Factors – Our insurance reserves may be inadequate if unexpected losses occur.”

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $78.5 million in the 2010 Period compared to $74.9 million in the 2009 Period, reflecting an increase of $3.6 million, and comprised 8.0% and 7.6% of net sales for the 2010 and 2009 Periods, respectively. Factors impacting distribution, selling and administrative expenses are as follows:

•

Wholesale Distribution Segment:    Distribution, selling and administrative expenses increased $3.4 million to $76.4 million in the 2010 Period compared to $73.0 million in the 2009 Period, and comprised 7.8% and 7.4% of net wholesale sales for the 2010 and 2009 Periods, respectively.

•

Insurance Expense (other than Workers’ Compensation):    During the 2010 Period, we experienced net insurance expense increases of $2.9 million, or 0.3% as a percent of net wholesale sales. This increase includes a $2.8 million decline in the cash surrender value of our life insurance policy assets, which are held in a rabbi trust to support post-termination retirement benefits and are not available for general corporate purposes. The changes in our policy assets are a result of changes in the fair value of the underlying securities, which are highly concentrated in U.S. equity markets and priced based on readily determinable market values.

•

Pension and Postretirement Expense:    Pension and postretirement expenses for our employees, primarily related to our non-union benefit plans, increased by $1.1 million, or 0.1% as a percent of net wholesale sales. The increase is due primarily to a reduction from 7.0% to 5.75% in the discount rate used to determine pension and postretirement plan liabilities, along with a lower-than-expected return on the asset portfolio of the cash balance plan resulting from the overall decline in market conditions during the two previous fiscal years.

•

Other Expense Changes:    General expenses decreased $0.6 million due primarily to the Company’s continued focus on cost containment, but remained consistent as a percent of net wholesale sales due to the leveraging effect of reduced sales.

•

Insurance Segment:    Selling and administrative expenses for the Insurance segment were $1.9 million and $1.7 million in the 2010 and 2009 Periods, respectively. During the 2010 Period, we implemented a new policy management system. The increase in expense resulted from on-going software maintenance and depreciation costs associated with the new system.

•	All Other: Selling and administrative expenses for our All Other business activities were $0.2 million in both the 2010 and 2009 Periods.

Interest.    Interest expense increased $0.3 million to $2.9 million in the 2010 Period compared to $2.6 million in the 2009 Period and comprised 0.3% of consolidated net sales for both the 2010 and 2009 Periods. Factors impacting interest expense are as follows:

•	Interest expense on our primary debt instruments (as described below) increased $0.2 million to $2.6 million in the 2010 Period compared to $2.4 million in the 2009 Period.

•

Weighted Average Borrowings:    Interest expense decreased marginally from the 2009 Period as a result of lower outstanding debt. Weighted average borrowings decreased by $3.6 million primarily due to reduced inventory levels.

•

Interest Rates:    Interest expense increased $0.2 million from the 2009 Period due to an increase in our effective borrowing rate. Our effective borrowing rate for the combined primary debt, made up of the revolving lines of credit for Unified and GCC, and senior secured notes, was 4.5% and 4.0% for the 2010 and 2009 Periods, respectively. The rate increase was due to a higher proportion of the senior secured notes in the primary debt. On November 3, 2009, the Company amended its senior note agreement with John Hancock Life Insurance Company to add an additional layer of Tranche C Notes with an aggregate value of $25 million at a fixed rate of 6.82%. The funds were used to reduce borrowings under Unified’s revolving line of credit. See “Outstanding Debt and Other Financing Arrangements” and the Company’s Current Report on Form 8-K filed on November 9, 2009 for additional information.

Borrowings on our revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.1 million increase or decrease in corresponding interest expense.

•	Interest expense on our other debt instruments was $0.3 million in the 2010 Period compared to $0.2 million in the 2009 Period.

Estimated patronage dividends.    Estimated patronage dividends for the 2010 Period were $3.5 million, compared to $2.4 million in the 2009 Period. Patronage dividends for the 2010 and 2009 Periods consisted of the patronage earnings from the Company’s three patronage earnings divisions: the California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2010 and 2009 Periods, respectively, the Company had patronage earnings of $3.0 million and $2.5 million in the California Dairy Division, resulting from increased sales volume, $0.4 million and $0.4 million in the Pacific Northwest Dairy Division and patronage earnings of $0.1 million and a patronage loss of $0.5 million in the Cooperative Division. The relative improvement in the Cooperative Division patronage earnings for the 2010 Period was primarily due to higher vendor related marketing activities, partially offset by higher pension expense. Generally, the patronage loss for the 2009 Period is attributed to the de-leveraging effect of sales volume on fixed expenses. Patronage dividends generated by the Cooperative Division are distributed annually, historically in cash, Class B and Class E Shares (see Part I, Item 1. “Business – Patronage Dividends” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information), while patronage dividends generated by the dairy divisions are paid quarterly (historically in cash).

Income taxes.    The Company’s effective income tax rate was 58.3% for the 2010 Period compared to 35.6% for the 2009 Period. The higher rate for the 2010 Period is due to unfavorable returns on the Company’s corporate-owned life insurance policies. Gains and losses in the value of corporate-owned life insurance are not subject to income taxes.

THIRTY-NINE WEEK PERIOD ENDED JULY 3, 2010 (“2010 PERIOD”) COMPARED TO THE THIRTY-NINE WEEK PERIOD ENDED JUNE 27, 2009 (“2009 PERIOD”)

Overview of the 2010 Period.    Our consolidated operating income decreased $6.8 million to $30.9 million in the 2010 Period compared to $37.7 million in the 2009 Period.

The overall decrease in operating income is summarized in our operating segments and other business activities as follows:

•

Wholesale Distribution Segment:    The Wholesale Distribution segment’s operating income decreased $4.8 million to $29.3 million in the 2010 Period compared to $34.1 million in the 2009 Period. This decline in earnings was primarily due to lower sales, lower inventory holding gains and other vendor related activity, partially offset by decreased operating expenses.

•

Insurance Segment:    Operating income decreased $2.0 million in our Insurance segment to $1.6 million in the 2010 Period compared to $3.6 million in the 2009 Period. The decline was primarily due to recording an estimated reserve for a customer’s fire-related claims loss in the 2010 Period and a reduction in loss reserves in the 2009 Period.

•	All Other: Operating income was insignificant for the 2010 and 2009 Periods. All Other business activities primarily consist of activities conducted through our finance subsidiary.

The following tables summarize the performance of each business segment for the 2010 and 2009 Periods.

Wholesale Distribution Segment

(dollars in thousands)

	Thirty-Nine Weeks Ended July 3, 2010		Thirty-Nine Weeks Ended June 27, 2009
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$2,928,602	—	$2,979,234	—	$(50,632)
Inter-segment eliminations	—	—	—	—	—

Net sales	2,928,602	100.0%	2,979,234	100.0%	(50,632)
Cost of sales	2,671,190	91.2	2,716,558	91.2	(45,368)
Distribution, selling and administrative expenses	228,199	7.8	228,584	7.7	(385)

Operating income	$29,213	1.0%	$34,092	1.1%	$(4,879)

Insurance Segment

(dollars in thousands)

	Thirty-Nine Weeks Ended July 3, 2010		Thirty-Nine Weeks Ended June 27, 2009
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales – premiums earned	$20,555	—	$19,414	—	$1,141
Inter-segment eliminations	(10,042)	—	(9,726)	—	(316)

Net sales – premiums earned	10,513	100.0%	9,688	100.0%	825
Cost of sales – underwriting expenses	3,673	35.0	1,075	11.1	2,598
Selling and administrative expenses	5,198	49.4	5,039	52.0	159

Operating income	$1,642	15.6%	$3,574	36.9%	$(1,932)

All Other

(dollars in thousands)

	Thirty-Nine Weeks Ended July 3, 2010		Thirty-Nine Weeks Ended June 27, 2009
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$724	—	$730	—	$(6)
Inter-segment eliminations	(209)	—	(247)	—	38

Net sales	515	100.0%	483	100.0%	32
Selling and administrative expenses	506	98.3	483	100.0	23

Operating income	$9	1.7%	$0	0.0%	$9

Net sales.    Consolidated net sales decreased $49.8 million, or 1.7%, to $2.940 billion in the 2010 Period compared to $2.989 billion for the 2009 Period. Factors impacting net sales are as follows:

•

Wholesale Distribution Segment:    Net Wholesale Distribution sales decreased $50.6 million to $2.929 billion in the 2010 Period compared to $2.979 billion for the 2009 Period. Significant components of this decrease are summarized below.

Continuing Customers

•

Net sales to customers that continued to purchase from Unified decreased by approximately $60.8 million. Net sales increased by approximately $11.8 million due to the week preceding the Fourth of July occurring in the third quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009. Without this occurrence, net sales would have declined $72.6 million due to the general decline in economic conditions.

New Customers

•	During the 2010 Period, we began supplying new customers and customers that were previously served by competitors, resulting in a $16.6 million increase in net sales.

Discontinued Customers

•	Net sales to other customers in the 2009 Period that discontinued business with us and began purchasing their products from competitors were $6.4 million.

•

Insurance Segment:    Net sales, consisting principally of premium revenues, increased $0.8 million to $10.5 million in the 2010 Period compared to $9.7 million for the 2009 Period. The growth in premiums related primarily to an increase in the number of policies written.

•	All Other: Net sales were consistent at $0.5 million in the 2010 and 2009 Periods.

Cost of sales (including underwriting expenses).    Consolidated cost of sales was $2.675 billion for the 2010 Period and $2.718 billion for the 2009 Period and comprised 91.0% and 90.9% of consolidated net sales for the 2010 and 2009 Periods, respectively. Factors impacting cost of sales are as follows:

•

Wholesale Distribution Segment:    Cost of sales decreased by $45.4 million to $2.671 billion in the 2010 Period compared to $2.717 billion in the 2009 Period. As a percentage of net wholesale sales, cost of sales was 91.2% for both the 2010 and 2009 Periods.

•	The change in product and customer sales mix resulted in a 0.1% increase in cost of sales as a percent of net wholesale sales in the 2010 Period compared to the 2009 Period.

•

Vendor related activity contributed to a 0.1% decrease in cost of sales as a percent of net wholesale sales in the 2010 Period compared to the 2009 Period. The decrease is primarily driven by a change in vendor marketing activities, partially offset by reduced inventory holding gains (realized upon sale) due to a lack of vendor price increases. Our vendors and brokers are continually evaluating their go-to-market strategies to effectively promote their products. Changes in their strategies could have a favorable or unfavorable impact on our financial performance. See “Critical Accounting Policies and Estimates – Vendor Funds” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009.

•

Insurance Segment:    Cost of sales primarily consists of claims loss and loss adjustment expenses, underwriting expenses, commissions, premium taxes and regulatory fees. Cost of sales increased $2.6 million from $1.1 million in the 2009 Period to $3.7 million in the 2010 Period. The increase in cost of sales in the 2010 Period resulted from (1) reserves for an insurance claim by a customer for a fire loss in the 2010 Period estimated at $1.1 million, and (2) a change in loss reserves, from a $1.9 decline in reserves in the 2009 Period to a $0.5 million decline in reserves in the 2010 Period, based on improved loss experience for earlier periods. Additionally, the cost of insurance and the adequacy of loss reserves are impacted by actuarial estimates based on a detailed analysis of health care cost trends, mortality rates, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action. See additional discussion related to insurance reserves under “Risk Factors – Our insurance reserves may be inadequate if unexpected losses occur.”

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $233.9 million and $234.1 million in the 2010 and 2009 Periods, respectively, and comprised 8.0% and 7.8% of consolidated net sales for the 2010 and 2009 Periods, respectively. Factors impacting distribution, selling and administrative expenses are as follows:

•

Wholesale Distribution Segment:    Distribution, selling and administrative expenses decreased $0.4 million to $228.2 million in the 2010 Period compared to $228.6 million in the 2009 Period, and comprised 7.8% and 7.7% of net wholesale sales for the 2010 and 2009 Periods, respectively.

•

Pension and Postretirement Expense:    Pension and postretirement expenses for our employees, primarily related to our non-union benefit plans, increased by $4.2 million, or 0.2% as a percent of net wholesale sales. The increase is due primarily to a reduction from 7.0% to 5.75% in the discount rate used to determine pension and postretirement plan liabilities, along with a lower-than-expected return on the asset portfolio of the cash balance plan resulting from the overall decline in market conditions during the two previous fiscal years.

•

Other Expense Changes:    General expenses decreased $4.6 million due primarily to the Company’s continued focus on cost containment, but declined only 0.1% as a percent of net wholesale sales, due to the leveraging effect of reduced sales.

•

Insurance Segment:    Selling and administrative expenses for the Insurance segment were $5.2 million and $5.0 million in the 2010 and 2009 Periods, respectively. During the thirteen-week period ended July 3, 2010, we implemented a new policy management system. The increase in expense resulted from on-going software maintenance and depreciation costs associated with the new system.

•	All Other: Selling and administrative expenses for our All Other business activities were $0.5 million in both the 2010 and 2009 Periods.

Interest.    Interest expense decreased $0.3 million to $8.7 million in the 2010 Period compared to $9.0 million in the 2009 Period and comprised 0.3% of consolidated net sales for both the 2010 and 2009 Periods. Factors impacting interest expense are as follows:

•	Interest expense on our primary debt instruments (as described below) decreased $0.3 million to $7.8 million in the 2010 Period compared to $8.1 million in the 2009 Period.

•

Weighted Average Borrowings:    Interest expense decreased by $0.2 million from the 2009 Period as a result of lower outstanding debt. Weighted average borrowings decreased by $7.3 million primarily due to reduced inventory levels.

•

Interest Rates:    Interest expense decreased $0.1 million from the 2009 Period due to a decrease in our effective borrowing rate. Our effective borrowing rate for the combined primary debt, made up of the revolving lines of credit for Unified and GCC, and senior secured notes, was 4.2% and 4.3% for the 2010 and 2009 Periods, respectively, and decreased overall due to a reduction in the base rate on Unified’s revolving line of credit. The rate decrease was partially offset by a rate increase resulting from a higher proportion of the senior secured notes in the primary debt. On November 3, 2009, the Company amended its senior note agreement with John Hancock Life Insurance Company to add an additional layer of Tranche C Notes with an aggregate value of $25 million at a fixed rate of 6.82%. The funds were used to reduce borrowings under Unified’s revolving line of credit. See “Outstanding Debt and Other Financing Arrangements” and the Company’s Current Report on Form 8-K filed on November 9, 2009 for additional information.

Borrowings on our revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.3 million increase or decrease in corresponding interest expense.

•	Interest expense on our other debt instruments was $0.9 million for both the 2010 and 2009 Periods.

Estimated patronage dividends.    Estimated patronage dividends for the 2010 Period were $8.6 million, compared to $11.6 million in the 2009 Period. Patronage dividends for the 2010 and 2009 Periods consisted of the patronage earnings from the Company’s three patronage earnings divisions: the California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2010 and 2009 Periods, respectively, the Company had patronage earnings of $8.9 million and $7.4 million in the California Dairy Division, resulting from increased sales volume, $1.2 million and $1.2 million in the Pacific Northwest Dairy Division and a patronage loss of $1.5 million and earnings of $3.0 million in the Cooperative Division. The decline in the Cooperative Division patronage earnings was primarily due to the decline in sales and higher pension expense, partially offset by decreased operating expenses. Patronage dividends generated by the Cooperative Division are distributed annually, historically in cash, Class B and Class E Shares (see Part I, Item 1. “Business – Patronage Dividends” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information), while patronage dividends generated by the dairy divisions are paid quarterly (historically in cash).

Income taxes.    The Company’s effective income tax rate was 40.7% for the 2010 Period compared to 40.1% for the 2009 Period.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its capital needs through a combination of internal and external sources. These sources include cash flows from operations, Member capital and other Member investments, bank borrowings, various types of long-term debt and lease financing. The Company believes that the combination of cash flows from operations, current cash balances, and available lines of credit will be sufficient to service its debt, redeem Members’ capital shares, make income tax payments and meet its anticipated needs for working capital and capital expenditures through at least the next two fiscal years.

CASH FLOW

The Company generated positive cash flow from operating activities during the thirty-nine week 2010 Period. Cash from operations was used for investing and financing activities, including redemption of Members’ capital shares and investing in the Company’s infrastructure. The Company also reinvested proceeds from maturing investments.

As a result of these activities, net cash, consisting of cash and cash equivalents, increased by $0.5 million to $11.4 million for the thirty-nine week 2010 Period ended July 3, 2010 compared to $10.9 million as of the fiscal year ended October 3, 2009.

The following table summarizes the impact of operating, investing and financing activities on the Company’s cash flows for the thirty-nine week 2010 and 2009 Periods:

(dollars in thousands)
Summary of Net Increase (Decrease) in Total Cash Flows	2010	2009	Difference
Cash provided by operating activities	$26,575	$43,736	$(17,161)
Cash utilized by investing activities	(11,306)	(9,963)	(1,343)
Cash utilized by financing activities	(14,800)	(35,879)	21,079

Total increase (decrease) in cash flows	$469	$(2,106)	$2,575

Net cash flows from operating, investing and financing activities increased by $2.6 million, to an increase of $0.5 million in cash for the 2010 Period compared to a decrease of $2.1 million in cash for the 2009 Period. The increase in net cash flow for the 2010 Period consisted of cash provided from operating activities of $26.6 million, offset by cash used in investing activities of $11.3 million and financing activities of $14.8 million. The primary factors contributing to the changes in cash flow are discussed below. At July 3, 2010 and October 3, 2009, working capital was $202.1 million and $189.8 million, respectively, and the current ratio was 1.7 and 1.6, respectively.

Operating Activities:    Net cash provided by operating activities decreased by $17.2 million to $26.6 million provided in the 2010 Period compared to $43.8 million provided in the 2009 Period. The decrease in cash provided by operating activities compared to the 2009 Period was attributable to (1) an increase between the periods of

$19.8 million in accounts receivable, (2) an increase in cash used to fund pension plan contributions of $1.1 million, (3) increased cash used for the payment of prepaid expenses of $1.9 million, (4) increases between the periods in cash used to pay accounts payable and accrued liabilities of $9.0 million, and (5) net cash used by other operating activities of $2.8 million. The foregoing decreases of $34.6 million in cash provided were partially offset by decreases between the periods in cash used for the purchase of inventories of $15.1 million. We also experienced an increase in long-term liabilities between the periods of $2.3 million that was primarily attributable to an increase in pension and postretirement liabilities.

Investing Activities:    Net cash utilized by investing activities increased by $1.3 million to $11.3 million for the 2010 Period compared to $10.0 million in the 2009 Period. The increase in cash utilized by investing activities during the 2010 Period as compared to the 2009 Period was due mainly to (1) an increase in other assets of $1.5 million, primarily related to the change in value between the periods of the Company’s life insurance policy assets ($2.8 million) and (2) increases in net notes receivable of $4.6 million, reflecting normal fluctuation in loan activity to Members for their inventory and equipment financing. The foregoing increases of $6.1 million in cash used were offset by (1) decreases in capital expenditures of $2.7 million and (2) increases of $2.1 million in net investment activities by the Company’s insurance subsidiaries, consisting of the purchase and sale of securities to replace maturing investments in their portfolios. Spending on investing activities is expected to be funded by existing cash balances, cash generated from operations or additional borrowings.

Financing Activities:    Net cash utilized by financing activities was $14.8 million for the 2010 Period compared to $35.9 million utilized in the 2009 Period. The net decrease of $21.1 million in cash utilized by financing activities for the 2010 Period as compared to the 2009 Period was due primarily to changes in the Company’s long-term and short-term notes payable and deferred financing fees, representing an increase in cash provided of $17.3 million resulting from increased borrowings in the 2010 Period, primarily due to the $25 million of senior debt issued in November, 2009. See “Outstanding Debt and Other Financing Arrangements” for further discussion. In addition, the Company’s cash utilized by Member investment and share activity decreased by $3.8 million. Future cash used by financing activities to meet capital spending requirements is expected to be funded by the Company’s continuing operating cash flow.

Off-Balance Sheet Arrangements

As of the date of this report, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

During the Company’s second fiscal quarter ended April 3, 2010, we extended the lease agreement for our Seattle facility to April 2015. The agreement includes rent increases on an annual basis. The Company may terminate the agreement after two (2) years by providing notice, which will become effective eighteen (18) months after receipt by the landlord. The Company’s contractual obligations pursuant to the new lease agreement have been included in the table below within “Operating lease obligations.”

The Company has incorporated additional disclosure regarding projected disbursements pursuant to self-insurance reserves maintained by the Company’s Insurance segment. These amounts are the Company’s estimate at this time based upon actuarial projections of the timing of anticipated disbursements and may not reflect actual amounts ultimately disbursed. Additionally, this disclosure assumes no additional reserves being established for future activity, which would replace claims that are closed.

(dollars in thousands)

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Senior secured notes	$111,000	$1,686	$7,341	$8,400	$93,573
Revolving lines of credit	110,600	—	110,600	—	—
Operating lease obligations	112,904	23,857	42,054	20,745	26,248
Capital lease obligations	406	210	196	—	—
Self-Insurance reserves	52,013	13,000	23,565	8,166	7,282
Secured borrowings to banks, including standby repurchase obligations	—	—	—	—	—
Projected interest on contractual obligations	61,601	13,438	24,911	13,292	9,960

Total contractual cash obligations	$448,524	$52,191	$208,667	$50,603	$137,063

Other than those disclosed above, there have been no material changes in the Company’s contractual obligations and commercial commitments outside the ordinary course of the Company’s business during the thirty-nine week period ending July 3, 2010. See “Contractual Obligations and Commercial Commitments” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information.

OUTSTANDING DEBT AND OTHER FINANCING ARRANGEMENTS

Credit Facilities

Secured Revolving Credit Agreement

On December 22, 2009, the Company entered into a Second Amendment to Amended and Restated Credit Agreement (the “Amendment”), among the Company, other credit parties as identified therein, Bank of Montreal, Chicago Branch, as Administrative Agent, and Fifth Third Bank. The Amendment exercises a provision in the Company’s revolving credit agreement, entitled Amended and Restated Credit Agreement, dated as of December 5, 2006, among the Company, other credit parties as identified therein, and Bank of Montreal, Chicago Branch, as Administrative Agent (the “Credit Agreement”), to (i) increase the total committed funds available to the Company by $25 million from $250 million to $275 million, and (ii) add Fifth Third Bank to the Credit Agreement as a lender with a commitment of $25 million. Borrowings under the Credit Agreement may be made as revolving loans, swing line loans or letters of credit. The credit facility expires on January 31, 2012, and is intended to finance capital expenditures, to finance working capital needs, to finance certain acquisitions and for general corporate purposes. The revolving Credit Agreement contains an option to increase the total committed funds available to the Company under the Credit Agreement to a maximum amount of $300 million, either through any of the existing lenders increasing their commitment or by means of the addition of new lenders. See “Outstanding Debt and Other Financing Arrangements” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 and the Company’s Current Report on Form 8-K filed December 29, 2009 for additional information.

The Company’s outstanding borrowings under its revolving Credit Agreement decreased to $110.6 million at July 3, 2010 from $142.0 million at October 3, 2009 (see related discussion regarding our interest expense in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the thirty-nine week period ended July 3, 2010), with access to a sufficient amount of capital available under this facility (based on the amounts indicated above) to fund the Company’s continuing operations and capital spending requirements for at least the next two fiscal years.

Senior Secured Notes

At July 3, 2010 and October 3, 2009, respectively, the Company had a total of $111.0 million and $86.0 million outstanding in senior secured notes to certain insurance companies and pension funds (referred to collectively as “John Hancock Life Insurance Company” or “Hancock”) under a note purchase agreement dated September 29, 1999 (as amended, the “Senior Note Agreement”) as amended and restated effective January 6, 2006.

On November 3, 2009, the Company entered into the Third Amendment to Amended and Restated Note Purchase Agreement (the “Third Amendment”) with Hancock to further amend the Senior Note Agreement to add an additional layer (“Tranche C Notes”). The Tranche C Notes are an aggregate value of $25 million, at a fixed rate of 6.82%, which will mature November 1, 2019. See the Company’s Current Report on Form 8-K filed on November 9, 2009 for additional information.

Member Financing Arrangement

As discussed in Note 7 “Notes Payable” of “Notes to Consolidated Financial Statements” in Part II, Item 8. “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009, the Company’s finance subsidiary, Grocers Capital Company (“GCC”), had a $10.0 million credit agreement with National Consumer Cooperative Bank (“NCB”) collateralized by GCC’s loan receivables. Additionally, loans originated by GCC were periodically sold by GCC to NCB through a loan purchase agreement. Historically, funding for loans has been derived from the cash reserves of GCC, as well as the $10.0 million credit facility and the sale of loans to NCB. The loan purchase agreement and the credit agreement expired on March 31, 2010 and April 5, 2010, respectively. GCC has adequate capital to fund all current loan commitments and is currently negotiating alternative sources for future borrowings.

Other than the foregoing discussion, there have been no material changes in the Company’s outstanding debt and other financing arrangements outside the ordinary course of the Company’s business during the thirty-nine week period ending July 3, 2010. See “Outstanding Debt and Other Financing Arrangements” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information.

MEMBER INVESTMENTS AND PATRONAGE DIVIDENDS

Members are required to meet specific capitalization requirements, which include capital stock ownership and may include required cash deposits (“Required Deposits”). Customers who purchase less than $1 million annually from the Company would not generally be considered for membership, while customers who purchase over $3 million annually are encouraged to become Members. The capitalization and purchase requirements may be modified at the discretion of the Company’s Board. Member and Non-Member customers may be required to provide a non-subordinated credit deposit in order to purchase products on credit terms established by the Company.

The Company exchanges its Class A Shares and Class B Shares with its Members at a price that is based on a formula and is approved by the Board (“Exchange Value Per Share”). Prior to September 30, 2006, the Company computed the Exchange Value Per Share of the Class A and Class B Shares as Book Value divided by the number of Class A and Class B Shares outstanding at the end of the fiscal year. Book Value was computed based on the sum of the fiscal year end balances of Class A and Class B Shares, plus retained earnings, plus (less) accumulated other comprehensive earnings (loss). Commencing September 30, 2006, the Company computed its Exchange Value Per Share excluding accumulated other comprehensive earnings (loss) from Book Value. At the Company’s annual meeting of shareholders held on February 23, 2010, the shareholders authorized the Board, in its sole discretion, to retain a portion of the Company’s annual earnings from its non-patronage business and not allocate those earnings to the Exchange Value. Additionally, on February 23, 2010, the Board approved the Company’s modification of its Exchange Value Per Share computation, effective for fiscal year-end 2010, to also exclude from Book Value non-allocated retained earnings (loss) and the redemption value of unredeemed shares tendered for redemption, and to exclude the number of shares tendered for redemption from the outstanding number of Class A and Class B Shares. See Part I, Item 1. “Business – Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information. Additionally, see “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES – Exchange Value Per Share” in the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 25, 2010, with respect to the Company’s offering of Class A Shares, Class B Shares and Class E Shares for further information.

Unified requires each Member to own such number of Class A Shares as may be established by the Board. Unified currently requires each Member to own 350 Class A Shares. In addition, Unified currently requires each Member to own such amount of Class B Shares as may be established by the Board. This requirement to own Class B Shares is referred to as the “Class B Share requirement”. See Part I, Item 1. “Business – Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information. Additionally, see “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES” in the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 25, 2010, with respect to the Company’s offering of Class A Shares, Class B Shares and Class E Shares for further information.

Members may also maintain deposits with Unified in excess of Required Deposit amounts (“Excess Deposits”). The Company does not pay interest on the Required Deposit amounts. However, the Company currently pays interest at the prime rate for any cash deposits in excess of the Member’s Required Deposit amount. See “Member Investments and Patronage Dividends” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information. Additionally, see “DESCRIPTION OF DEPOSIT ACCOUNTS – General,” “DESCRIPTION OF DEPOSIT ACCOUNTS – Patronage Dividends and Tax Matters” and “DESCRIPTION OF DEPOSIT ACCOUNTS – Subordination” in the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 25, 2010, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for further information.

Members’ Required Deposits are contractually subordinated and subject to the prior payment in full of senior indebtedness of the Company. See “DESCRIPTION OF DEPOSIT ACCOUNTS – Subordination” in the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 25, 2010, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for additional information. Unified’s obligation to repay Members’ Required Deposit accounts on termination of Member status (once the Member’s obligations to Unified have been satisfied) is reported as a long-term liability on Unified’s consolidated condensed balance sheets. Excess Deposits are not subordinated to Unified’s other obligations and are reported as short-term liabilities on Unified’s consolidated condensed balance sheets. At July 3, 2010 and October 3, 2009, Unified had $8.9 million and $5.9 million, respectively, in “Member and Non-Members’ deposits” and $11.1 million and $15.9 million, respectively, in “Members’ deposits and estimated patronage dividends” (of which $10.6 million and $11.6 million, respectively, represented Excess Deposits as previously defined).

REDEMPTION OF CAPITAL STOCK

On October 2, 2009, the Board authorized the repurchase on October 6, 2009 of 1,050 shares of the Company’s Class A Shares that had been tendered and pending redemption. The Company paid approximately $0.3 million to redeem the shares. On December 16, 2009, the Board authorized the repurchase on or before December 25, 2009 of 2,800 shares of the Company’s Class A shares with an approximate redemption value of $0.8 million and 16,839 Class B Shares with an approximate redemption value of $4.2 million. On December 24, 2009 and December 22, 2009, respectively, the Company redeemed 2,800 of the Company’s Class A Shares and 16,839 of the Company’s Class B Shares with approximate redemption values of $0.8 million and $4.2 million, respectively.

On February 23, 2010, the Board authorized the repurchase on March 2, 2010 of 700 shares of the Company’s Class A Shares that had been tendered and pending redemption. The Company paid approximately $0.2 million to redeem the shares.

On April 14, 2010, the Board authorized the repurchase on April 21, 2010 of 2,100 shares of the Company’s Class A Shares that had been tendered and pending redemption. The Company paid approximately $0.6 million to redeem the shares. On June 8, 2010, the Board authorized the repurchase on June 18, 2010 of 700 shares of the Company’s Class A Shares that had been tendered and pending redemption. The Company paid approximately $0.2 million to redeem the shares. On June 25, 2010, the Company repurchased 500 shares of the Company’s Class B Shares that had been tendered and pending redemption. The Company paid approximately $0.2 million to redeem the shares.

See “Redemption of Capital Stock” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information.

PENSION AND POSTRETIREMENT BENEFIT PLANS

The Company sponsors a cash balance plan (“Unified Cash Balance Plan”). The Unified Cash Balance Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Under the Unified Cash Balance Plan, participants are credited with an annual accrual based on years of service with the Company. The Company’s funding policy is to make contributions to the Unified Cash Balance Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. All qualifying employees of the Company not subject to a collective bargaining agreement accrue benefits pursuant to the Unified Cash Balance Plan. The Company also sponsors an Executive Salary Protection Plan (“ESPP”) that provides supplemental post-termination retirement income based on each participant’s salary and years of service as an officer of the Company. Funds are held in a rabbi trust for the ESPP consisting primarily of life insurance policies tied to underlying investments in the equity market and reported at cash surrender value and mutual fund assets consisting of various publicly-traded mutual funds reported at estimated fair value based on quoted market prices.

The Company’s net periodic benefit cost for its combined pension and other postretirement benefits was approximately $11.4 million for the thirty-nine week period ended July 3, 2010 compared to $8.1 million for the thirty-nine week period ended June 27, 2009.

The Company expects to make estimated contributions to the Unified Cash Balance Plan totaling $6.4 million during fiscal 2010, which is comprised of $3.3 million for the 2010 plan year and $3.1 million for the 2009 plan year. At its discretion, the Company may contribute in excess of these amounts. Additional contributions, if any, will be based, in part, on future actuarial funding calculations and the performance of plan investments. The Company contributed $1.6 million and $2.1 million to the Unified Cash Balance Plan during the thirty-nine weeks ended July 3, 2010 for the 2010 and 2009 plan years, respectively.

Additionally, at the beginning of fiscal 2010, the Company expected to contribute $0.4 million to the ESPP to fund projected benefit payments to participants for the 2010 plan year. The Company contributed $0.2 million to the ESPP during the thirty-nine weeks ended July 3, 2010 to fund benefit payments to participants for the 2010 plan year.

In March 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) (collectively, the “Acts”) was passed and signed into law. The Acts contain provisions that could impact the Company’s accounting for retiree medical benefits in future periods. However, the extent of that impact, if any, cannot be determined until regulations are promulgated under the Acts and additional interpretations of the Acts become available. Included among the major provisions of the Acts is the elimination of the tax deduction for expenses reimbursed through a federal subsidy to plan sponsors who provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. The Company sponsors prescription drug benefits to retirees through a third-party insured waiver program; therefore, the Company does not receive a subsidy under Medicare Part D. As such, the change mandated under this portion of the Acts will not impact the Company. See Note 7 “Pension and Other Postretirement Benefits” in Part I, Item 1. “Notes to Consolidated Condensed Financial Statements” for additional discussion.

RISK FACTORS

The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair the Company’s business operations. If any of the following risks occur, the Company’s business, prospects, financial condition, operating results and cash flows could be adversely affected in amounts that could be material.

Unified’s management deals with many risks and uncertainties in the normal course of business. Readers should be aware that the occurrence of the risks, uncertainties and events described in the risk factors below and elsewhere in this Form 10-Q could have an adverse effect on the Company’s business, results of operations and financial position.

The markets in which we operate are highly competitive, characterized by high volume and low profit margins, customer incentives (including pricing, variety, and delivery), and industry consolidation.    The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of the Company’s sales are made at low margins. As a result, the Company’s profit levels may be negatively impacted if it is forced to respond to competitive pressure by reducing prices.

Increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of corporate label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, heightened competition among the Company’s suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company’s business, financial condition and results of operations.

The Company may experience reduced sales if Members lose market share to fully integrated chain stores, warehouse stores and supercenters that have gained increased market share. This trend is expected to continue.    These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are the Company’s customers. The market share of such alternative format stores is expected to grow in the future, potentially resulting in a loss of sales volume for the Company. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the Exchange Value Per Share of the Company’s shares to decrease, thereby reducing the value of the Members’ Class A and Class B Shares.

We will continue to be subject to the risk of loss of Member and Non-Member customer volume.    The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s largest customer, Smart & Final, Inc., a Non-Member customer, and the ten largest Member and Non-Member customers constituted approximately 11% and 44%, respectively, of total net sales for the thirty-nine week period ended July 3, 2010. A significant loss in membership or volume could adversely affect the Company’s operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume if the volume cannot be replaced.

The Company may experience reduced sales if Members purchase directly from manufacturers.    Increased industry competitive pressure is causing some of the Company’s Members that can qualify to purchase directly from manufacturers to increase their level of direct purchases from manufacturers and expand their self-distribution activities. The Company’s operating results could be adversely affected if a significant reduction in distribution volume occurred in the future.

We are vulnerable to changes in general economic conditions.    The Company is affected by certain economic factors that are beyond its control, including changes in the overall economic environment. In recent periods, the Company has experienced significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk, and the cost of packaged goods purchased from other manufacturers. An inflationary or deflationary economic period could impact the Company’s operating expenses in a variety of areas, including, but not limited to, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. A portion of the risk related to wages and benefits is mitigated by bargaining agreements that contractually determine the amount of inflationary increases. General economic conditions also impact our pension plan liabilities, as the assets funding or supporting these liabilities are invested in securities that are subject to interest rate and stock market fluctuations. A portion of the Company’s debt is at floating interest rates, and an inflationary economic cycle typically results in higher interest costs. The Company operates in a highly competitive marketplace, and passing on such cost increases to customers could be difficult. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations. To the extent the Company is unable to mitigate increasing costs, or retain the benefits from decreases in costs, patronage dividends may be reduced and/or the Exchange Value Per Share of the Company’s shares may decrease, thereby reducing the value of the Members’ Class A and Class B Shares.

Changes in the economic environment could adversely affect Unified’s customers’ ability to meet certain obligations to the Company or leave the Company exposed for obligations the Company has guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained economic downturn. The Company establishes reserves for notes receivable, trade receivables, and lease commitments for which the customer may be at risk for default. Under certain circumstances, the Company would be required to foreclose on assets provided as collateral or assume payments for leased locations for which the Company has guaranteed payment. Although the Company believes its reserves to be adequate, the Company’s operating results could be adversely affected in the event that actual losses exceed available reserves.

The Company may on occasion hold investments in the common and/or preferred stock of Members and suppliers. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members and suppliers could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of the Company’s investment, and hence the Exchange Value Per Share of the underlying capital shares. The Company does not currently hold any equity investments in its Members.

The United States economy and financial markets have declined and experienced volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sectors, the decline in the housing market, diminished market liquidity, falling consumer confidence and rising unemployment rates. As a result, consumers may be more cautious. This may lead to additional reductions in consumer spending, to consumers trading down to a less expensive mix of products or to consumers trading down to discounters for grocery and non-food items, all of which may affect the Company’s financial condition and results of operations. We are unable to predict when the economy will improve. If the economy does not improve, the Company’s business, results of operations and financial condition may be adversely affected.

Litigation could lead to unexpected losses.    During the normal course of carrying out its business, the Company may become involved in litigation. In the event that management determines that the probability of an adverse judgment in a pending litigation is likely and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to ASC Topic 450, “Contingencies.” The final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.    The Company owns and operates various facilities for the manufacture, warehousing and distribution of products to its customers. Accordingly, the Company is subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its facilities and the land on which the Company facilities are situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by it or by a prior owner or tenant.

We are exposed to potential product liability claims and potential negative publicity surrounding any assertion that the Company’s products caused illness or injury.    The packaging, marketing and distribution of food products manufactured by the Company or purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by the

Company. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, the Company maintains stringent quality standards on the products it purchases from suppliers, as well as products manufactured by the Company itself. The Company generally seeks contractual indemnification and insurance coverage from parties supplying its products and rigorously tests its corporate brands and manufactured products to ensure the Company’s quality standards are met. Product liability claims in excess of insurance coverage, as well as the negative publicity surrounding any assertion that the Company’s products caused illness or injury could have a material adverse effect on its reputation and on the Company’s business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.    The Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. In addition, the Company is self-insured for workers’ compensation up to $1,000,000 per incident and maintains appropriate reserves to cover anticipated payments. For policies with inception dates after September 1, 2008, the coverage amount assumed per incident has increased to $2,000,000. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We may not have adequate resources to fund our operations.    The Company relies primarily upon cash flow from its operations and Member investments to fund its operating activities. In the event that these sources of cash are not sufficient to meet the Company’s requirements, additional sources of cash are expected to be obtained from the Company’s credit facilities to fund its daily operating activities. Our revolving credit agreement, which expires on January 31, 2012, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). While the Company is currently in compliance with all required covenants and expects to remain in compliance, this does not guarantee the Company will remain in compliance in future periods.

As of July 3, 2010, the Company believes it has sufficient cash flow from operations and availability under the revolving credit agreement to meet operating needs, capital spending requirements and required debt repayments through January 31, 2012. However, if access to operating cash or to the revolving credit agreement becomes restricted, the Company may be compelled to seek alternate sources of cash. The Company cannot assure that alternate sources will provide cash on terms favorable to the Company. Consequently, the inability to access alternate sources of cash on terms similar to its existing agreement could adversely affect the Company’s operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.    The Company’s non-union employees participate in a Company sponsored defined-benefit pension and Company sponsored postretirement benefit plans. Certain eligible union and non-union employees participate in separate plans providing payouts for unused sick leave. Officers of the Company also participate in a Company sponsored Executive Salary Protection Plan (“ESPP”), which provides additional post-termination retirement income based on each participant’s salary and years of service as an officer of the Company. The postretirement benefit plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible, and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the ESPP and postretirement plans are not funded. The Company accounts for these benefit plans in accordance with ASC Topic 715, “Compensation – Retirement Benefits” and ASC Topic 700, “Compensation – Nonretirement Postemployment Benefits,” which require the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in the Company’s consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used.

The credit and liquidity crisis in the United States and throughout the global financial system triggered substantial volatility in the world financial markets and banking system. While the value of the investment portfolios stabilized during fiscal 2009 and reflected improvement for the thirty-nine weeks ended July 3, 2010, the values of the plans’ individual investments have and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Accounting pronouncements may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares.    Accounting pronouncements that require adjustments to shareholders’ equity have the potential to impact companies whose equity securities are issued and redeemed at book value (“book value companies”) disproportionately more than companies whose share values are market-based (“publicly traded”). While valuations of publicly traded companies are primarily driven by their income statement and cash flows, the traded value of the shares of book value companies, however, may be immediately impacted by adjustments affecting shareholders’ equity upon implementation. Therefore, such pronouncements may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares. As such, the Company modified its Exchange Value Per Share calculation as of September 30, 2006 to exclude accumulated other comprehensive earnings (loss) from Book Value (see Part I, Item 1. “Business – Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009), thereby excluding the potentially volatile impact that ASC Topic 715-20, “Compensation – Retirement Benefits – Defined Benefit Plans – General” would have on shareholders’ equity and Exchange Value Per Share.

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.    The Company has implemented security measures such as firewalls, virus protection, intrusion detection and access controls to address the risk of computer viruses and unauthorized access. A business continuity plan has been developed focusing on the offsite restoration of computer hardware and software applications. The Company has developed business resumption plans which include procedures to ensure the continuation of business operations in response to the risk of damage from energy blackouts, natural disasters, terrorism, war and telecommunication failures. In addition, change management procedures and quality assurance controls have been implemented to ensure that new or upgraded business management systems operate as intended. However, there is still a possibility that a system failure, accident or security breach could result in a material disruption to the Company’s business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions.

Our success depends on our retention of our executive officers, senior management and our ability to hire and retain additional key personnel.    The Company’s success depends on the skills, experience and performance of its executive officers, senior management and other key personnel. The loss of service of one or more of its executive officers, senior management or other key employees could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows. The Company’s future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that the Company can retain our key employees or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

The successful operation of our business depends upon the supply of products, including raw materials, and marketing relationships from other companies, including those supplying our corporate brand products.    The Company depends upon third parties for supply of products, including corporate brand products, and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

The Company participates in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to Unified, or to obtain adequate marketing relationships, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

Increased energy, diesel fuel and gasoline costs could reduce our profitability.    The Company’s operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. The Company’s trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

A strike or work stoppage by our employees could disrupt our business. The inability to negotiate acceptable contracts with the unions could result in a strike or work stoppage and increased operating costs resulting from higher wages or benefits paid to union members or replacement workers.    Such outcome could have a material negative impact on the Company’s operations and financial results. Approximately 60% of Unified’s employees are covered by collective bargaining agreements that have various expiration dates ranging from 2010 through 2012.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.    Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Unified performs an annual evaluation of the Company’s internal controls over financial reporting, and Unified’s independent registered public accounting firm tests and evaluates the design and operating effectiveness of such controls. In July 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”), which was subsequently signed into law. The Reform Act includes a provision that permanently exempts companies that qualify as either a Non-Accelerated Filer or Smaller Reporting Company from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002. For Unified’s fiscal year ending October 2, 2010, and subsequent foreseeable fiscal years, we expect to be exempt from such requirement. Although the Company believes its internal controls are operating effectively, the Company cannot guarantee that it will not have any material weaknesses in the future. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause the Company to fail to meet its reporting obligations.

A loss of our cooperative tax status could increase tax liability.    Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, we are allowed to offset patronage income with patronage dividends that are paid in cash or qualified written notices of allocation. However, we are taxed as a typical corporation on the remainder of our earnings from our Member business and on earnings from Non-Member business. If the Company is not entitled to be taxed as a cooperative under Subchapter T, its revenues would be taxed when earned by the Company and the Members would be taxed when dividends are distributed. The Internal Revenue Service can challenge the tax status of cooperatives. The Internal Revenue Service has not challenged the Company’s tax status, and the Company would vigorously defend any such challenge. However, if we were not entitled to be taxed as a cooperative, taxation at both the Company and the Member level could have a material, adverse impact on the Company.

A failure to successfully integrate the Seattle Operations could reduce our profitability.    A failure to successfully integrate the Seattle Operations into our existing operations may cause the Company’s results to not meet anticipated levels. The Company structured its acquisition of the Seattle Operations to minimize financial risk by purchasing only certain assets and assuming only certain liabilities. However, if the value of those assets were to decrease, the Company may experience reduced profitability. Additionally, the Company has commenced integrating the Seattle Operations into our information technology systems and management processes. If we are unsuccessful in integrating the Seattle Operations, the Company may not achieve projected operating results, management may have to divert valuable resources to oversee and manage the integration, and the Company may have to make additional investments in the acquired operations.

Each method used to meet the Class B Share requirement has its own tax consequences.    Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. In addition, certain Members, including former shareholders of United Grocers, Inc. or Associated Grocers, Incorporated, may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. Each of these purchase alternatives may have tax consequences which are different from those applicable to other purchase alternatives. Members and prospective Members are urged to consult their tax advisers with respect to the application of U.S. federal income, state or local tax rules to the purchase method selected.

Members’ Class A, Class B and Class E Shares are subject to risk of loss.    Class A and Class B Shares are purchased and sold at purchase prices equal to the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are purchased or sold. Class E Shares are purchased and sold at a value of $100 per share. If a Member were to sell shares at a price that is less than the price at which the shares were purchased, a Member may lose all or a portion of their investment in the Class A, Class B or Class E Shares. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES — Exchange Value Per Share” in the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 25, 2010, with respect to the Company’s offering of Class A Shares, Class B Shares and Class E Shares for further information.

If the Board decides in any year to retain a portion of the Company’s earnings from its non-patronage business, and not to allocate those earnings to the Exchange Value, the redemption price of Class A Shares or Class B Shares that are repurchased in the year of such retention and in future years will be reduced. However, in the event of the sale or liquidation of the Company, the non-allocated earnings will be allocated to the redemption price of Class A Shares and Class B Shares.

Severe weather, natural disasters and adverse climate changes may adversely affect the Company’s financial condition and results of operations.    Severe weather conditions, such as hurricanes or tornadoes, or natural disasters, such as earthquakes or fires, in areas in which the Company has distribution facilities, or in which customers’ stores are located, or from which the Company obtains products may adversely affect the Company’s results of operations. Such conditions may cause physical damage to the Company’s properties, closure of one or more of the Company’s distribution facilities, closure of customers’ stores, lack of an adequate work force in a market, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to the Company’s distribution centers or customer stores and a reduction in the availability of products the Company offers. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt the Company’s business and adversely affect the Company’s financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates, assumptions and judgments that affect the amount of assets and liabilities reported in the consolidated condensed financial statements, the disclosure of contingent assets and liabilities as of the date of the consolidated condensed financial statements and reported amounts of revenues and expenses during the year. The Company believes its estimates and assumptions are reasonable; however, future results could differ from those estimates under different assumptions or conditions.

The Company’s discussion and analysis of its financial condition and results of operations are based upon its consolidated condensed financial statements. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, lease loss reserves, inventories, investments, goodwill and intangible assets, long-lived assets, income taxes, insurance reserves, pension and postretirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. We have discussed the development, selection and disclosure of these estimates with the Audit Committee. The accompanying consolidated condensed financial statements are prepared using the same critical accounting policies and estimates discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the fiscal year ended October 3, 2009.

RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Refer to Note 9 to Notes to Consolidated Condensed Financial Statements in Part I, Item 1 of this Quarterly Report on Form 10-Q for management’s discussion of recently adopted and recently issued accounting pronouncements and their expected impact, if any, on the Company’s consolidated condensed financial statements.

AVAILABILITY OF SEC FILINGS

Unified makes available, free of charge, through its website (http://www.unifiedgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration statements, proxy statements and all amendments to those reports, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). A copy of any of the reports filed with the SEC can be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. A copy may also be obtained by calling the SEC at 1-800-SEC-0330. All reports filed electronically with the SEC are available on the SEC’s web site at http://www.sec.gov.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the market risks the Company faces contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. See “Quantitative and Qualitative Disclosures About Market Risk” discussed in Part II, Item 7A of the Company’s Annual Report on Form 10-K for the year ended October 3, 2009 for additional information.

Unified is subject to interest rate changes on certain of its notes payable under the Company’s credit agreements that may affect the fair value of the notes payable, as well as cash flow and earnings. Based on the notes payable outstanding at July 3, 2010 and the current market condition, a one percent change in the applicable interest rates would impact the Company’s annual cash flow and pretax earnings by approximately $1.1 million.

The Company is exposed to credit risk on accounts receivable through the ordinary course of business and the Company performs ongoing credit evaluations. Concentration of credit risk with respect to accounts receivable is limited due to the nature of our customer base (i.e., primarily Members). The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

The majority of the Company’s investments are held primarily by two of its insurance subsidiaries, and includes U.S. government and agency obligations, high quality investment grade corporate bonds, U.S. government treasury securities and U.S. state and municipal securities. These investments are generally not actively traded and are valued based upon inputs including quoted prices for identical or similar assets.

Life insurance and mutual fund assets with values tied to the equity markets have been impacted by overall market conditions during the thirty-nine weeks ended July 3, 2010 and June 27, 2009. Although net earnings and net comprehensive earnings experienced a decrease corresponding to the decline in life insurance and mutual fund assets, respectively, during the thirty-nine weeks ended July 3, 2010 and June 27, 2009, the decline in such assets is deemed by management to be temporary in nature.

ITEM 4.	CONTROLS AND PROCEDURES

Disclosure controls and procedures.    Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Quarterly Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

At the end of the period covered by this report, Unified’s management, with the participation of our CEO and CFO, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Our CEO and CFO concluded that these disclosure controls and procedures were effective at the reasonable assurance level described above as of the end of the period covered in this report.

Changes in internal controls over financial reporting.    Management, with the participation of the CEO and CFO of the Company, has evaluated any changes in the Company’s internal control over financial reporting that occurred during the most recent fiscal quarter. Based on that evaluation, management, the CEO and the CFO of the Company have concluded that no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the quarter ended July 3, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

The Company is a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

ITEM 1A.	RISK FACTORS

Members’ Class A, Class B and Class E Shares are subject to risk of loss.    Class A and Class B Shares are purchased and sold at purchase prices equal to the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are purchased or sold. Class E Shares are purchased and sold at a value of $100 per share. If a Member were to sell shares at a price that is less than the price at which the shares were purchased, a Member may lose all or a portion of their investment in the Class A, Class B or Class E Shares. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES – Exchange Value Per Share” in the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 25, 2010, with respect to the Company’s offering of Class A Shares, Class B Shares and Class E Shares for further information.

If the Board decides in any year to retain a portion of the Company’s earnings from its non-patronage business, and not to allocate those earnings to the Exchange Value, the redemption price of Class A Shares or Class B Shares that are repurchased in the year of such retention and in future years will be reduced. However, in the event of the sale or liquidation of the Company, the non-allocated earnings will be allocated to the redemption price of Class A Shares and Class B Shares.

Additionally, the Company has supplemented its risk factor entitled “If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny” in Part 1, Item 2 of this Quarterly Report on Form 10-Q with the following disclosure:

In July 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”), which was subsequently signed into law. The Reform Act includes a provision that permanently exempts companies that qualify as either a Non-Accelerated Filer or Smaller Reporting Company from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002. For Unified’s fiscal year ending October 2, 2010, and subsequent foreseeable fiscal years, we expect to be exempt from such requirement.

Other than the foregoing, there are no material changes from risk factors as previously disclosed in our Annual Report on Form 10-K for the fiscal year ended October 3, 2009, filed on December 17, 2009. Refer to “Risk Factors” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of the Company’s risk factors.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

COMPANY PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid Per Share
April 4, 2010 – May 1, 2010	2,100 Class A Shares	$290.37
May 2, 2010 – May 29, 2010	Shares	—
May 30, 2010 – July 3, 2010	700 Class A Shares	$290.37
May 30, 2010 – July 3, 2010	500 Class B Shares	$290.37

Total	3,300 Shares	$290.37

Refer to “Redemption of Capital Stock” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of the Company’s share redemptions.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.	[REMOVED AND RESERVED]

ITEM 5.	OTHER INFORMATION

None.

ITEM 6.	EXHIBITS

(a)	Exhibits

3.1

Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended on March 29, 2008, filed on May 13, 2008).

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on June 28, 2010).

31.1*	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIFIED GROCERS, INC.

By	/s/ ALFRED A. PLAMANN
Alfred A. Plamann President and Chief Executive Officer (Principal Executive Officer)

By	/s/ RICHARD J. MARTIN
Richard J. Martin Executive Vice President, Finance & Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

By	/s/ RANDALL G. SCOVILLE
Randall G. Scoville Vice President, Accounting and Chief Accounting Officer

Dated: August 17, 2010

EXHIBIT 31.1

CERTIFICATION

I, Alfred A. Plamann, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 17, 2010

/s/ ALFRED A. PLAMANN
Alfred A. Plamann
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Richard J. Martin, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 17, 2010

/s/ RICHARD J. MARTIN
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Company”) for the fiscal quarter ended July 3, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alfred A. Plamann, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 17, 2010

/s/ ALFRED A. PLAMANN
Alfred A. Plamann
President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Company”) for the fiscal quarter ended July 3, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard J. Martin, Executive Vice President, Finance and Administration and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 17, 2010

/s/ RICHARD J. MARTIN
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.